SIDLEY AUSTIN BROWN & WOOD LLP

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03007634

March 24, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
APR 01 2003
THOMSON FINANCIAL

SUPPL

03 MAR 25 AM 7:21

Re: Rule 12g3-2(b) Filing Requirements for
SanCor Cooperativas Unidas Limitada
("SanCor") File No. 82-4476

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), I hereby submit an English-language summary of each of the following original Spanish-language documents pertaining to SanCor:

Information for the Quarter ended on December 31, 2002

1. Information submitted to the Mercado Abierto Electrónico concerning net sales, current assets and current liabilities;

2. Comparison of the profits and losses for the six-month period ended on December 31, 2002 and the six-month period ended on December 31, 2001;

3. Minutes of the Board of Directors, Meeting No. 2559, held on February 7, 2003, approving the financial statements; and

4. Minutes of the Audit Committee, Meeting No. 308, held on February 7, 2003, approving the financial statements.

Each of the aforementioned summarized Spanish-language documents has been enclosed for your convenience. The following additional documents are also enclosed:

5. Quarterly Financial information as of December 31, 2002 audited by Pistrelli, Diaz y Associados S.R.L., members of Ernst & Young (in English and Spanish).

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b), with the understanding that such information will not be

dlw 3/28

deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by SanCor that it is subject to the Act.

Please stamp the enclosed copy of this letter "Received" and return it to the messenger who is delivering the package.

Please do not hesitate to contact me at (212) 839-5872 with any further questions or comments you may have.

Best regards,

Edward R. Flagg

(Enclosures)

cc: Eduardo Zago
(SanCor Cooperativas Unidas Limitada)
John H. Newman, Esq.
(Sidley Austin Brown & Wood LLP)

NY1 5345734v1

ENGLISH SUMMARIES

SanCor Cooperativas Unidas Limitada ("SanCor")

English Summaries of Documents 1-4

Document 1

Certain financial information for the six month period ended December 31, 2002 compared to the same period in 2001:

(In pesos)		December 31, 2001	December 31, 2002
I) NET SALES		647,167,550	477,783,526
II) CURRENT ASSETS (Inventories excluded)			
Cash and amounts due from banks		2,779,955	19,074,628
Temporary investments		5,167,028	9,668,182
Receivables		360,384,073	223,245,684
Deferred Charges		19,401,554	9,107,672
	Total	387,732,610	261,096,166
(III) CURRENT LIABILITIES		632,512,723	639,374,219

Document 2

Comparison of the six month period ended December 31, 2002 and the six month period ended December 31, 2001.

Net Sales - The net sales of SanCor during the six month period ended December 31, 2002 (the "Second Quarter 2002/2003") were 477.8 million pesos, representing a decrease of 26.2%, compared to the sum of 647.2 million pesos in the six month period ended December 31, 2001 (the "Second Quarter 2001/2002"). The decrease of net sales was mainly due to a reduction of product placement in the domestic market and no increase in exports. Furthermore, there was a decrease in the level of domestic prices, which was not compensated by an increase in the unitary value in pesos of export sales, originated by the exchange rate.

Cost of Sales - The cost of sales decreased 19.0% from 466.6 million pesos during the Second Quarter 2001/2002 as compared to 378.1 million pesos in the Second Quarter 2002/2003. SanCor attributes this decrease mainly to a lower volume of commercial products placed in the market, and the implementation of policies to reduce general expenses and labor costs. The variation shown for labor costs is fundamentally due to the decrease in income expressed in constant pesos, originating from the situation of our country during that time.

Sales and Administrative Expenses - Sales expenses decreased 52.4% from 148.6 million pesos in the Second Quarter 2001/2002 to 70.8 million pesos in the Second Quarter 2002/2003; the administrative expenses decreased 45.5% from 14.3 million pesos in the Second Quarter 2001/2002 to 7.8 million pesos in the Second Quarter 2002/2003. The decrease in the cost of sales resulted primarily from a decrease in the level of sales and a decrease in the value of sales costs expressed in constant pesos. The decrease in administrative expenses is mainly attributed to the fact that the increase in salaries was less than the increase in inflation.

Net Financial Expenditures - The net financial expenditures decreased 35.8% from 65.6 million pesos in the Second Quarter 2001/2002 to 42.1 million pesos in the Second Quarter 2002/2003. The mentioned variation has its origin in the positive effects of local currency variation during the First Quarter 2002/2003, which, in part, reverted the negative impact of debt from previous periods.

Tax to the Bank's Debits and Credits and Cooperative Fund Promotion – Based on the importance of tax concepts, SanCor decided to separate the most important tax components in the Income Statement. The first component represents a new tax which impacted our results in the Second Quarter 2002/2003 by 3.7 million pesos. The second component had no impact because the equity was not taxable.

Operating results – The operating results of SanCor increased of 30.0 million pesos from -54.8 million pesos in the Second Quarter 2001/2002 to -24.8 million

pesos in the Second Quarter 2002/2003. This change is a consequence of the combined effect of the variations in the revenues and operating costs for that period.

Permanent Investment Result – Subsidiaries generated a loss equal to –11.3 million pesos in the Second Quarter 2001/2002 and –13.1 million pesos in the Second Quarter 2002/2003. The principal entities that originated a loss were SanCor Do Brasil SRL, Sodecar S.A. and Integral Insumos S.A.

Other Net Revenue – The loss of 16.7 million pesos in the Second Quarter 2001/2002 decreased to a loss of 2.6 million pesos in the Second Quarter 2002/2003. This decrease is mainly due to a lesser impact of the Early Retirement System, a smaller loss from devaluation in state bonds and to the perceived benefit from a disaffiliation with the cooperatives.

Net Result – SanCor declared a net result of a loss of 40.4 million pesos for the Second Quarter 2002/2003, and a net result of a loss of 82.8 million pesos in the Second Quarter 2001/2002. The lower negative result is a consequence of concepts already analyzed.

Document 3

Minutes of the meeting of the Administrative Council of SanCor on February 7, 2003.

The meeting of the Administrative Council of SanCor took place on February 7, 2003 in Sunchales, Province of Santa Fe, Argentina (Minutes No. 2559). President Miguel Omar Altuna submits to the present members of the council the report of the Second Quarter 2002/2003 financial statements for the six month period ended December 31, 2002. The report concerns the following: (I) Balance sheets of SanCor for the six month period ended December 31, 2002; (II) Statements of income of SanCor for the six month period ended December 31, 2002; (III) Statement of Changes in Cooperative Equity of SanCor for the six month period ended December 31, 2002; (IV) Origin and application of funds of SanCor for the six month period ended December 31, 2002; (V) Notes to the Financial Statements cited previously; (VI) Growth of property, plant & equipment (Appendix A); (VII) Intangible Assets (Appendix B); (VIII) Investment in equities and other negotiable values, and participation in other entities (Appendix C); (IX) Evolution of the reserve, provisions and funds (Appendix E); (X) Cost of goods sold (Appendix F); (XI) Assets and liabilities in foreign currency (Appendix G); (XII) Purchases and expenses of administration, manufacture and marketing (Appendix H); (XIII) Informative report for the six month period ended December 31, 2002 required by the laws of the National Securities Commission; (XIV) Table of sales, current assets (inventories excluded) and total current liabilities, as submitted to the Electronic Open Market; and (XV) Note to the Buenos Aires Stock Exchange, giving the results for the period and details of the net capital in accordance with Article 63 of the Domestic Rules of the Buenos Aires Stock Exchange.

In conclusion, the Administrative Council feels it has addressed all issues for the day. There being no more issues to address, this session ends at 4:45 p.m.

Signed: President Mr. Miguel Omar Altuna

Document 4

Minutes of the meeting of the Auditors' Committee of SanCor (No. 308) held on February 7, 2002.

Report of the meeting of the members of the Auditors' Committee of SanCor (No. 308), Mr. Ricieri Luis Paulón and Néstor Juan Garetto, took place in Sunchales on February 7, 2003. The Second Quarter financial statements for the period ended December 31, 2002: the documentation in reference to the above was approved by the Administrative Council of SanCor at its meeting in accordance with Minutes No. 2,559 of the aforementioned directive body. By unanimous consent, the Auditors' Committee resolved to ratify the financial statements and summary information of SanCor. The documentation consists of the following items: (I) Balance sheets of SanCor for the six month period ended December 31, 2002; (II) Statements of income of SanCor for the six month period ended December 31, 2002; (III) Statement of Changes in Cooperative Equity of SanCor for the six month period ended December 31, 2002; (IV) Origin and application of funds of SanCor for the six month period ended December 31, 2002; (V) Notes to the Financial Statements cited previously; (VI) Growth of property, plant & equipment (Appendix A); (VII) Intangible Assets (Appendix B); (VIII) Investment in equities and other negotiable values, and participation in other entities (Appendix C); (IX) Evolution of the reserve, provision and funds (Appendix E); (X) Cost of goods sold (Appendix F); (XI) Assets and liabilities in foreign currency (Appendix G); (XII) Purchases and expenses of administration, manufacture and marketing (Appendix H); (XIII) Informational report; (XIV) Table of sales, current assets (inventories excluded) and total current liabilities, as submitted to the Electronic Open Market; and (XV) Note to the Buenos Aires Stock Exchange, giving the results for the period and details of the net capital in accordance with Article 63 of the Domestic Rules of the Buenos Aires Stock Exchange.

In conclusion, the Auditors' Committee feels it has addressed all issues for the day. There being no more issues to address, this session ends at 6:20 p.m.

Signed: Mr. Ricieri Luis Paulón

DOCUMENT 1

03 MAR 25 AM 7:21

SANCOR COOPERATIVAS UNIDAS LIMITADA

Información del período de seis meses finalizado el 31 de diciembre de 2002, comparativo al mismo período de ejercicio anterior

(En Pesos)	31/12/2001	31/12/2002
I)- VENTAS NETAS	647.167.550	477.783.526
II)- ACTIVOS CORRIENTES (Excluido Bienes de Cambio)		
Caja y Bancos	2.779.955	19.074.628
Inversiones Transitorias	5.167.028	9.668.182
Créditos	360.384.073	223.245.684
Cargos Diferidos	19.401.554	9.107.672
TOTAL	387.732.610	261.096.166
III)- PASIVOS CORRIENTES	632.512.723	639.374.219

"SanCor"
Cooperativas
Unidas Limitada
Administración Central
Tte. Gral. Richieri 15
2322 SUNCHALES (Sta. Fe)
Tel. 54-3493-428000 / 420101
Fax 54-3493-421158
Oficinas Buenos Aires
Tacuarí 202
1071 BUENOS AIRES
Tel. 54-11-4346-7200 / 4342-3350
Fax 54-11-4334-7357

MIGUEL OMAR ACUNA
Presidente

DOCUMENT 2

SANCOR COOPERATIVAS UNIDAS LIMITADA

Comparación entre el Período de Seis Meses finalizado el 31 de diciembre de 2002 con el Período de Seis Meses finalizado el 31 de diciembre de 2001

Ventas Netas. *Las ventas netas de la Compañía durante el período de seis meses finalizado el 31 de diciembre de 2002 (el "Primer Semestre 2002/03") fueron a valores constantes de diciembre 2002 de $ 477,8 millones, con una disminución del 26,2 % comparadas con la suma de $ 647,2 millones registrada en dicho rubro en el período de seis meses finalizado el 31 de diciembre de 2001 (el "Primer Semestre 2001/02"). Dicha reducción se debió principalmente a un menor volumen de colocaciones de productos en mercado interno que no fue compensado con el importante incremente de volumen en exportaciones, además se produjo una disminución en los precios de mercado interno medidos en valores constantes que tampoco fue compensado por el incremento de los valores unitarios de ventas en pesos provenientes de las exportaciones, originado por el aumento del tipo de cambio.*

Costo de Ventas. *El costo de ventas bajó el 19,0 %, de $ 466,6 millones durante el Primer Semestre 2001/2002 a $ 378,1 millones en el Primer Semestre 2002/2003. La Compañía atribuye esta disminución al menor volumen de productos elaborados y comercializados, a una política constante de reducción de gastos y del costo de mano de obra, todos ellos comparado en valores constantes. Las variaciones señaladas para el factor mano de obra, se deben sin duda a la caída generalizada del nivel de ingreso en términos constantes, originada en la situación por la que atravesó el país durante el período bajo análisis.*

Gastos Comerciales y Administrativos. *Los gastos por ventas decrecieron un 52,4 %, de $ 148,6 millones en el Primer Semestre 2001/02 a $ 70,8 millones en el Primer Semestre 2002/03; los gastos administrativos disminuyeron el 45,5 %, de $ 14,3 millones en el Primer Semestre 2001/02 a $ 7,8 millones en el Primer Semestre 2002/03. La disminución de los gastos por ventas tiene como causa principal la disminución del volumen de ventas y la disminución a valores constantes de los costos debido al proceso inflacionario. La disminución de los gastos administrativos se atribuye principalmente a la mejor utilización de la estructura disponible y a la evolución del costo laboral, que fue inferior al incremento inflacionario. Ambos también fueron afectados por un importante proceso de control de gastos.*

Resultados Financieros. *Durante el Primer Semestre 2002/03, el resultado financiero y por tenencia medido en términos reales disminuyó de $ 65,6 millones en el Primer Semestre 2001/02 a $ 42,1 millones, es decir el 35,8 %. La mencionada variación tiene su origen -fundamentalmente- en los efectos positivos que generó la depreciación de la moneda local en el Primer Semestre 2002/03, revirtiendo parcialmente el impacto negativo que producen los costos financieros nominales.*

Impuesto a los Débitos y Créditos Bancarios y Fondo Promoción Cooperativa: *Debido a la importancia que reviste los conceptos impositivos, la empresa ha decidido desagregar en su cuadro de resultados los componentes tributarios más importantes. El primero de ellos representa una imposición de origen cercano, la cuál ha repercutido directamente en nuestros Resultados Operativos en el Primer Semestre 2002/03 por un monto total de $ 3,7 millones. Adicionalmente, la disminución del Patrimonio Neto Imponible de la compañía, originada con posterioridad a la finalización del régimen de convertibilidad, determinó que el mismo no resultara alcanzado por el Aporte al Fondo del título, en el Primer Semestre 2002/03.*

Resultado Operativo. *El resultado operativo de la Compañía mejoró en $ 30,0 millones, de $ -54,8 millones en el Primer Semestre 2001/02 a $ -24,8 millones en el Primer Semestre 2002/03. Este cambio es consecuencia del efecto conjunto de las variaciones producidas en los rubros de ingresos y costos operativos ya analizados.*

Resultado Inversiones Permanentes: *Corresponden a los resultados generados por las entidades vinculadas, que se incrementaron de $ - 11,3 millones en el Primer Semestre de 2001/02*

a $ -13,1 millones en el Primer Semestre de 2002/03, las principales sociedades que originaron la pérdida fueron SanCor Do Brasil SRL, Sodecar S.A. e Integral Insumos S.A.

Otros Ingresos y Egresos Netos. *El resultado negativo de $ -16,7 millones en el Primer Semestre 2001/02 disminuyó a $ -2,6 millones en el Primer Semestre 2002/03, fundamentalmente debido al menor impacto, en valores constantes, del Régimen de Retiro Anticipado de Empleados y de las Indemnizaciones al Personal, a la menor pérdida por desvalorización de bonos estatales y a compensaciones percibidas por desafiliación de cooperativas.*

Resultado Neto. *La Compañía declaró un resultado neto negativo de $ -40,4 millones para el Primer Semestre 2002/03, habiendo sido también negativo en $ -82,8 millones en el Primer Semestre 2001/02. El menor resultado negativo surgió de la sumatoria de los conceptos ya analizados, principalmente por la mejor performance de los componentes que constituyen el Resultado Operativo y en menor medida pero también significativo, se debió a la disminución de las pérdidas originadas en Otros Ingresos y Egresos Netos.*

DOCUMENT 3

Cooperativas Unidas Ltda.

PARTE PERTINENTE ACTA NÚMERO 2.559

7 de febrero de 2003

ASISTENTES:
Miguel Omar Altuna
Juan Carlos Meia
Clemar Juan Garnero
Miguel Angel Cardinali
Oscar Juan Carreras
Alberto César Vázquez
Oclides Amatore Cardellino
Raúl Antonio Maranzana
Roberto Osvaldo Marchiaro
Ariel Aldo Salera
Eduardo Isaac Honorio Barcarolo
Juan Bautista Delbino
Alberto Eduardo Rossetti

Síndicos
Ricieri Luis Paulón
Néstor Juan Garetto

Acta número dos mil quinientos cincuenta y nueve. En Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los siete días del mes de febrero del año dos mil tres, se reúnen en la sede de SanCor Cooperativas Unidas Limitada los miembros del Consejo de Administración y Síndicos que al costado figuran y que firman en el registro de asistencia. Con la presencia de los Vocales Suplentes señores Rubén Darío Echavarri, Carlos Rubén Francisca, Alberto Raúl Linguetti y Walter Martino, se inicia la sesión siendo las catorce horas treinta minutos bajo la Presidencia de su titular, señor Miguel Omar Altuna.--------------------

... **ESTADOS CONTABLES SEGUNDO TRIMESTRE EJERCICIO 2002/2003**: En lo inherente a este asunto, de inmediato el Presidente - señor Miguel Omar Altuna - somete a consideración de los miembros de este cuerpo directivo, por conducto de la Secretaría, un informe (y sus respectivos anexos) que, por las vías correspondientes, diligenciara y presentara el titular de la Gerencia de Administración. Mediante esa documentación, son presentados para su análisis y aprobación, a esta instancia, los estados contables y la información complementaria correspondientes al trimestre octubre-noviembre-diciembre del ejercicio económico 2002/2003. Una vez desarrollado el tratamiento de práctica, por unanimidad se concluye en resolver lo siguiente: 1°)- Dar aprobación a la documentación que, proveniente de la Gerencia de Administración, es elevada a consideración de este cuerpo directivo mediante el informe de práctica, referida a los estados contables y a la información complementaria del segundo trimestre del actual ejercicio económico de SanCor Cooperativas Unidas Limitada, cuyo cierre de ese período se cumpliera el 31 de diciembre de 2002. La misma, que ha sido confeccionada

continúa al dorso

DOCUMENT 4

Cooperativas Unidas Ltda.

PARTE PERTINENTE ACTA NÚMERO 308
7 de febrero de 2003

ACTA NÚMERO TRESCIENTOS OCHO: En la ciudad de Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los siete días del mes de febrero del año dos mil tres, se reúnen en la sede de SanCor Cooperativas Unidas Limitada miembros de la Comisión Fiscalizadora; en este caso, el señor Ricieri Luis Paulón y el C.P.N. Néstor Juan Garetto. Se encuentra ausente, con aviso, el Síndico Titular C.P.N. José Luis Juan. Siendo las diecisiete horas, se inicia la sesión bajo la Presidencia de su titular, señor Ricieri Luis Paulón. ... **ESTADOS CONTABLES SEGUNDO TRIMESTRE EJERCICIO 2002/2003**: Los integrantes de esta Comisión Fiscalizadora se ocupan ahora de analizar la documentación referida al asunto del epígrafe, diligenciada por la Gerencia de Administración. La misma está referida a los Estados Contables y a la Información Complementaria correspondientes al segundo trimestre del ejercicio económico 2002/2003 de SanCor Cooperativas Unidas Limitada, cerrado el 31 de diciembre de 2002, y ha sido aprobada por el Consejo de Administración de la Cooperativa en su sesión de la fecha (acta N° 2.559). Realizado el tratamiento pertinente, los señores Síndicos resuelven, por unanimidad, lo siguiente: 1°)- Ratificar los Estados Contables y la Información Complementaria correspondientes al segundo trimestre del ejercicio económico 2002/2003 de SanCor Cooperativas Unidas Limitada, comprendido entre el 1 de octubre de 2002 y el 31 de diciembre de 2002. 2°)- Todo ello, ha sido confeccionado conforme a lo determinado por las normas vigentes en la materia, cumplimentándose de esa manera los requerimientos de los organismos de control pertinentes, razón por la cual adquirirá el carácter de "información principal". Integran esos Estados Contables los siguientes documentos: I.- Estado de Situación Patrimonial; II.- Estado de Resultados; III.- Estado de Evolución del Patrimonio Cooperativo Neto; IV.- Estado de Orígenes y Aplicaciones de Fondos; V.- Notas a los Estados Contables señalados precedentemente; VI.- Evolución de Bienes de Uso (Anexo A); VII.- Activos Intangibles (Anexo B); VIII.- Inversiones en Acciones y otros

continúa al dorso

DOCUMENT 5

Cooperativas Unidas Ltda.

SANCOR COOPERATIVAS UNIDAS LIMITADA

Estados Contables al 31 de diciembre de 2002 presentados en forma comparativa con el mismo período del ejercicio anterior juntamente con el informe de revisión limitada

Ernst & Young

Pistrelli, Díaz y Asociados S.R.L.
25 de Mayo 487 - C1002ABJ
Buenos Aires, Argentina

Teléfono: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777

**INFORME DE REVISION LIMITADA
DE ESTADOS CONTABLES DE PERIODOS INTERMEDIOS**

A los Señores Consejeros de
SANCOR Cooperativas Unidas Limitada:

De nuestra mayor consideración:

Tenemos el agrado de elevar a vuestra consideración el presente Informe N° 2 de Auditoria Externa, correspondiente al segundo trimestre del ejercicio N° 63, terminado el 31 de diciembre de 2002.

1. **Datos referidos a la institución:**

   1.1. Denominación: Sancor Cooperativas Unidas Limitada

   1.2. Domicilio Legal: Teniente Gral. Richieri N° 15
   Sunchales - Dpto. Castellanos - Santa Fe

   1.3. Número de matrícula en I.N.A.E.S.: 772

   1.4. Tipo de Cooperativa: de segundo grado

   1.5. Actividad principal: Elaboración y comercialización de productos lácteos

2. Hemos efectuado una revisión limitada del estado de situación patrimonial de SANCOR COOPERATIVAS UNIDAS LIMITADA (La Sociedad Cooperativa) adjunto al 31 de diciembre de 2002 y los correspondientes estados de resultados, de evolución del patrimonio cooperativo neto y de origen y aplicación de fondos por el período de seis meses terminado en esa fecha. Dichos estados contables son responsabilidad del Consejo de Administración de la Sociedad Cooperativa.

3. Los estados contables de la Sociedad Cooperativa al 31 de diciembre de 2001, presentados con fines comparativos, estuvieron sujetos a una revisión limitada realizada por Pistrelli, Díaz y Asociados Sociedad Civil, en su carácter de firma miembro de Andersen. Dicha revisión culminó con un informe de revisión limitada de fecha 8 de febrero de 2002, que en relación al revalúo técnico de ciertos bienes de uso está basado en el informe de un perito independiente, y que incluyó (a) una salvedad por limitación en el alcance sobre ciertas inversiones en sociedades controladas, que involucran al 31 de diciembre de 2001 inversiones por $30.469.880, cuentas por cobrar por $147.564.135, pasivos por $24.717.220, y pérdidas por inversiones permanentes por $11.383.543 por el período de seis meses terminado en esa fecha; (b) salvedades determinadas relacionadas con (b.1) la falta de presentación de los estados contables consolidados con sus sociedades controladas, (b.2) el criterio de valuación de los productos terminados a su valor neto de realización, y (b.3) la clasificación como no corrientes de deudas financieras por $220.184.738 que deberían haberse expuesto como corrientes; y (c) párrafos de énfasis por incertidumbre relacionados con (c.1) la recuperabilidad de ciertas cuentas por cobrar por $ 25.312.353, cuyo efecto fue registrado posteriormente por la Sociedad Cooperativa en los estados contables al 30 de junio de 2002 al confirmarse los indicios de incobrabilidad durante el ejercicio terminado en dicha fecha, (c.2) los efectos que pudiesen derivarse sobre la situación financiera y los resultados de la Sociedad Cooperativa así como su capacidad para continuar operando normalmente, como consecuencia de la crisis económica que se menciona en el párrafo 8 de este informe. La corrección del criterio de valuación de los productos terminados, descripta en la nota 2.3. a los estados contables adjuntos, fue incorporada por la Sociedad Cooperativa a los estados contables al 31 de diciembre de 2001, con posterioridad a la emisión del mencionado informe de revisión limitada.

4. Excepto por lo indicado en los párrafos 5 y 6, nuestra revisión fue realizada de acuerdo con las normas de la Resolución Técnica N° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas aplicables a la revisión limitada de estados contables de períodos intermedios. De acuerdo con dichas normas, una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de una revisión es sustancialmente menor al de una auditoria de estados contables, cuyo objetivo es la expresión de una opinión sobre los estados contables tomados en conjunto. Por lo tanto, no expresamos tal opinión.

5. El alcance de nuestro trabajo no incluyó la revisión limitada de los estados contables al 31 de diciembre de 2002, de las sociedades controladas Integral Insumos S.C., El Hornero S.C., Coop. Publicidad S.C., Amplicampo Inversora S.A., San Marco S.A., Aproagro S.A., Nobleplus S.A, SanCor Dairy Corporation, SanCor do Brasil Productos Alimenticios Ltda. y SanCor México S.R.L. Los estados contables de las siete sociedades mencionadas en primer término estuvieron sujetos a revisiones limitadas realizadas por otros auditores, cuyos informes incluyeron salvedades por el asunto descripto en el párrafo 10. de este informe. Adicionalmente, el informe de revisión limitada sobre los estados contables de Amplicampo Inversora S.A., incluyó salvedades por limitación en el alcance sobre ciertas inversiones en títulos de deuda y certificados de participación en "TCAr Fideicomiso Financiero Serie 1, 2 y 3" y TC/Cap Fideicomiso Financiero" que involucran al 31 de diciembre de 2002 $ 9.805.133 y sobre la recuperabilidad del activo contabilizado por los importes abonados en concepto del impuesto a la Ganancia Mínima Presunta por $ 517.118.

   Los estados contables recién mencionados, fueron utilizados por la Sociedad Cooperativa para valuar sus inversiones en dichas sociedades al 31 de diciembre de 2002 mediante el método de valor patrimonial proporcional y para determinar los resultados generados por las mismas durante el período de seis meses terminado en esa fecha. Debido a las limitaciones antes descriptas, no tenemos elementos de juicio que soporten la valuación y exposición de las cuentas relacionadas con dichas sociedades controladas al 31 de diciembre de 2002, que involucran inversiones, cuentas por cobrar y pasivos por $41.008.821, $60.681.762 y $17.840.845, respectivamente, y pérdidas por inversiones permanentes por $12.121.619 por el período de seis meses terminado en esa fecha.

6. Tal como se indica en el Anexo C y en la nota 2.4 a los estados contables adjuntos, al 31 de diciembre de 2002, la Sociedad Cooperativa mantiene títulos de deuda fiduciaria registrados en el rubro inversiones no corrientes por $13.682.880. Los últimos estados contables disponibles del fideicomiso emisor de dichos títulos, al 30 de septiembre de 2002, estuvieron sujetos a una revisión limitada realizada por otro auditor, cuyo informe incluyó salvedades por incertidumbre por los efectos que pudieran derivarse sobre los principales activos del fideicomiso (inversiones en otras sociedades y valor llave) por la crisis descripta en el párrafo 8 de este informe y sobre la recuperabilidad de las tenencias de instrumentos financieros que poseen las sociedades que se incluyen como inversiones permanentes dentro de los activos del fideicomiso. Asimismo en el informe de auditor antes mencionado, se menciona que existen determinados títulos valores registrados como inversiones (en las sociedades que se incluyen como inversiones permanentes dentro de los activos del fideicomiso) respecto de los cuales no se ha podido contar con sus respectivos estados contables. Por otra parte, las condiciones de emisión y composición patrimonial del fideicomiso tuvo cambios relevantes con posterioridad a la emisión de los estados contables recién mencionados. Consecuentemente, a la fecha de emisión de los estados contables adjuntos no hemos obtenido evidencia suficiente acerca de la valuación y recuperabilidad de dichas inversiones.

7. Tal como se indica en la nota 2.5. a los estados contables adjuntos, la Sociedad Cooperativa contabilizó un revalúo técnico de ciertos bienes de uso al 30 de junio de 1990, sobre la base de tasaciones efectuadas por un experto independiente. Nuestra manifestación indicada en el párrafo 11, en lo que se refiere a los importes revaluados de dichos activos, se basa en el informe de dicho experto.

8. Como se describe en la nota 13.a) a los estados contables mencionados en el párrafo 2., a fines del año 2001, se implementó en el país un profundo cambio del modelo económico y de la Ley de Convertibilidad vigente desde marzo de 1991. Las modificaciones introducidas, que posteriormente fueron complementadas por nuevas regulaciones del Gobierno Nacional, originaron una profunda crisis económica, cuyas principales consecuencias, detalladas en la mencionada nota, se enumeran a continuación (a) la devaluación del peso argentino respecto del dólar estadounidense y la pesificación de ciertos activos y pasivos en moneda extranjera mantenidos en el país, (b) el incumplimiento de los pagos de la deuda pública, (c) la introducción de restricciones al retiro de fondos depositados en las instituciones financieras, (d) la restricción para realizar ciertas transferencias al exterior en concepto de servicios de capital e interés de préstamos financieros sin la previa autorización del Banco Central de la República Argentina, (e) el incremento de los precios internos, (f) la restricción al acceso al crédito y (g) la caída de la demanda en el mercado interno. El contexto general y el marco normativo vigente se hallan expuestos a cambios futuros como consecuencia de la evolución de la crisis económica.
Nuestro informe de auditoria de fecha 6 de septiembre de 2002, sobre los estados contables al 30 de junio de 2002, incluyó salvedades indeterminadas por incertidumbres derivadas de la crisis económica antes mencionada, sobre las cuestiones que se mencionan seguidamente. Dichas incertidumbres se mantienen a la fecha de este informe y su evolución se detalla a continuación.
El contexto económico antes descripto impactó en la Sociedad Cooperativa generando, entre otros aspectos, una disminución de sus flujos de ingresos que no resultaron suficientes para hacer frente a sus compromisos financieros. Tal como se indica en las notas 10, 11 y 13.b) a los estados contables adjuntos, durante el año 2002, la Sociedad Cooperativa ha realizado pagos parciales en concepto de intereses de los préstamos financieros sobre la base de propuestas de pago realizadas a los acreedores que incluyen prórrogas en los plazos de vencimiento de sus obligaciones y reducciones a las tasas originalmente pactadas, y no ha cancelado algunas cuotas de capital e interés vencidas en dicho año. De acuerdo con ciertos contratos, dichos incumplimientos constituyen causales por las cuales los respectivos acreedores podrían exigirle a la Sociedad Cooperativa el pago anticipado de la totalidad de las deudas respectivas. Basada en que a la fecha de emisión de los presentes estados contables la Sociedad Cooperativa no ha sido notificada por los respectivos acreedores sobre los mencionados incumplimientos, previstos en los contratos para exigir el pago anticipado, y en las expectativas favorables del proceso de negociación que se está manteniendo con los acreedores financieros, la Sociedad Cooperativa ha mantenido clasificadas como deudas financieras no corrientes $208.444.600, correspondientes a los préstamos mencionados en las notas 10 y 11. Asimismo, tal como se explica en la nota 11 a los estados contables adjuntos, la Sociedad Cooperativa ha computado los intereses devengados adeudados (y la respectiva pérdida) al 31 de diciembre de 2002, sobre la base de su estimación del resultado de las negociaciones en curso con sus acreedores financieros y por lo tanto no ha registrado los intereses que surgirían de cumplir con las pautas establecidas en el prospecto de emisión de las obligaciones negociables, o los que otros acreedores pudiesen considerar aplicables a situaciones de mora. La clasificación y la valuación de los pasivos mencionados, están sujetas al resultado de las mencionadas negociaciones.

Tal como se menciona en la nota 13.b) a los estados contables adjuntos, la Sociedad Cooperativa se encuentra trabajando en el desarrollo de distintas estrategias a fin de adecuar sus negocios al nuevo contexto, y el Consejo de Administración y la Gerencia de la Sociedad Cooperativa entienden que el incremento de las exportaciones, la reducción de sus costos y gastos y los resultados positivos que se esperan de las negociaciones tendientes a reestructurar sus obligaciones financieras, le permitiría alcanzar resultados operativos que compensen parcialmente los mayores costos financieros provocados por la devaluación del peso argentino y comenzar a revertir la actual situación.

Los estados contables al 31 de diciembre de 2002 mencionados en el párrafo 2. han sido preparados considerando que la Sociedad Cooperativa continuará normalmente con sus operaciones y, por lo tanto, no incluyen los efectos que podrían derivarse de la resolución de estas incertidumbres.

9. Tal como se indica en la nota 1.3. a los estados contables adjuntos, la Sociedad Cooperativa no presenta en los períodos intermedios sus estados contables consolidados con los de sus sociedades controladas. Esta información es requerida por las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, República Argentina.

10. De acuerdo a lo mencionado en la nota 1.2. a los estados contables adjuntos, las normas utilizadas por la Sociedad en la preparación de sus estados contables son las establecidas por la Comisión Nacional de Valores, las cuales difieren de las nuevas normas contables profesionales aprobadas por el Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, República Argentina, de vigencia obligatoria para los ejercicios iniciados a partir del 1 de julio de 2002. Las principales diferencias entre ambos cuerpos normativos se detallan en la mencionada nota 1.2 a los estados contables adjuntos. La Resolución General N° 434 de la Comisión Nacional de Valores, ha establecido la adopción de las nuevas normas contables profesionales, sin modificar aquellas de aspecto relevante para la Sociedad Cooperativa, para los ejercicios que se inicien a partir del 1 de enero de 2003.

11. Basados en nuestra revisión y en el informe del perito independiente mencionado en el párrafo 7., excepto por (a) el efecto de los ajustes, si los hubiere, que pudieran haberse requerido de no haber mediado las limitaciones en el alcance de nuestro trabajo descriptas en los párrafos 5. y 6., y (b) la falta de presentación de estados contables consolidados que se menciona en el párrafo 9., no hemos tomado conocimiento de ninguna modificación significativa que deba efectuarse a los estados contables mencionados en el párrafo 2. para que los mismos estén presentados de conformidad con las normas pertinentes de la Comisión Nacional de Valores, la Resolución N° 615 del Instituto Nacional de Asociativismo y Economía Social (I.N.A.E.S.) y la Ley de Cooperativas, y excepto, adicionalmente, por lo mencionado en el párrafo 10., con las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, República Argentina, todas ellas aplicadas de manera uniforme respecto del ejercicio anterior, luego de dar efecto retroactivo a la corrección en el criterio de valuación de los productos terminados descripta en la nota 2.3. a los estados contables adjuntos, con la que estamos de acuerdo. Esta manifestación debe ser leída considerando las incertidumbres descriptas previamente en el párrafo 8., cuya resolución no puede determinarse a la fecha de este informe.

12. En cumplimiento de disposiciones vigentes, informamos que:

    a) Los estados contables mencionados en el párrafo 2., se encuentran asentados en el libro Inventario y Balances.

    b) Dichos estados contables surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes.

    c) La información contenida en la "Reseña Informativa por el período de seis meses terminado el 31 de diciembre de 2002" es presentada por la Sociedad Cooperativa para cumplimentar normas de la Comisión Nacional de Valores. La información incluida en dicha Reseña correspondiente al período de seis meses terminado el 31 de diciembre de 2002, excepto por los datos indicados como "No cubiertos por el informe de revisión limitada", surge de los estados contables al 31 de diciembre de 2002 adjuntos. La información incluida en dicha Reseña correspondiente a los períodos de seis meses terminados el 31 de diciembre de 2001, 2000, 1999 y 1998, excepto por los datos indicados como "No cubiertos por el informe de revisión limitada" ha sido cubierta (antes de su reexpresión en moneda constante del 31 de diciembre de 2002) por las revisiones efectuadas por Pistrelli, Díaz y Asociados Sociedad Civil, en su carácter de firma miembro de Andersen, quien emitió sus informes de revisión limitada de períodos intermedios de fechas 8 de febrero de 2002 (que incluyó las salvedades descriptas en el párrafo 3), 8 de febrero de 2001, 9 de febrero de 2000 y 4 de febrero de 1999, sin salvedades, sobre los respectivos estados contables.

d) Al 31 de diciembre de 2002, según surge de los registros contables de la Sociedad Cooperativa, las deudas devengadas en concepto de (i) aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones e (ii) impuesto a los ingresos brutos a favor de la Administración Provincial Impositiva de la Provincia de Santa Fe, ascienden a $2.066.499 y $86.254, respectivamente, no siendo exigibles a esa fecha.

Buenos Aires,
7 de febrero de 2003

PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T°1 - F°8

Gabriel S. Casella
Socio
Contador Público U.B.A.
C.P.C.E.C.F. T° 162 - F° 187

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 63 - Iniciado el 1 de Julio de 2002

CAPITAL SUSCRIPTO	252,714,341
CAPITAL INTEGRADO	206,109,208
CAPITAL A INTEGRAR	46,605,133

ESTADO DE SITUACION PATRIMONIAL AL 31 DE DICIEMBRE DE 2002 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

(Expresado en Pesos - Nota 1)

ACTIVO	2002		2001
ACTIVO CORRIENTE			
DISPONIBILIDADES			
Caja y Bancos		19,074,628	2,779,955
INVERSIONES			
Bancarias ,Títulos y Acciones		9,668,182	5,167,028
CREDITOS			
Por Ventas			
Deudores por Ventas Exportación	84,527,474		
Deudores por Ventas	94,624,179		
Deudores en Gestión Judicial	21,047,040		
Deudores en Gestión Judicial con Gtía. Hip.	9,934,848		
Menos:			
Intereses Implícitos en Créditos	1,271,528		
Previsión para Cuentas Incobrables	28,505,487	180,356,526	246,011,239
Otros Créditos			
Deudores Diversos	47,944,404		
Préstamos a Cooperativas	326,216		
Menos:			
Previsión para Cuentas Incobrables	5,381,462	42,889,158	114,372,834
BIENES DE CAMBIO			
Productos Terminados	79,650,323		
Producción en Proceso	1,929,273		
Almacenes	28,597,366		
Ordenes a Facturar	33,455		
Menos:			
Previsión para Obsolescencia	418,240	109,792,177	185,564,315
CARGOS DIFERIDOS			
Gastos Pagados por Adelantado		9,107,672	19,401,554
TOTAL ACTIVO CORRIENTE		370,888,343	573,296,925
ACTIVO NO CORRIENTE			
CREDITOS			
Otros Créditos			
Deudores Diversos	23,412,759		
Préstamos a Cooperativas	29,667		
Menos:			
Previsión para Cuentas Incobrables	234,424	23,208,002	112,160,729
INVERSIONES			
Bancarias, Acciones, Títulos y Cuotas Sociales		113,225,018	90,116,174
BIENES DE USO			
Valor de Origen	1,228,924,743		
Menos:			
Depreciaciones Acumuladas	595,336,903	633,587,840	591,549,035
OTROS ACTIVOS			
Envases		13,542,902	19,510,626
BIENES INMATERIALES			
Marcas de Fábrica	4,733,149		
Menos:			
Amortizaciones Acumuladas	2,634,876	2,098,273	1,680,542
CARGOS DIFERIDOS			
Gastos Pagados por Adelantado		9,342,294	6,168,507
TOTAL ACTIVO NO CORRIENTE		795,004,329	821,185,613
TOTAL DEL ACTIVO		1,165,892,672	1,394,482,538

PASIVO	2002		2001
PASIVO CORRIENTE			
DEUDAS			
Comerciales			
Proveedores	77,769,855		
Cooperativas	121,174,954		
Anticipo de Clientes	20,805,979		
Proveedores del Exterior	4,796,070		
Intereses Implícitos en Deudas	(1,023,753)	223,523,105	407,310,583
Financieras			
Acreedores Bancarios	178,135,399		
Intereses a Pagar	21,883,891		
Obligaciones Negociables	166,127,520	366,146,810	154,030,048
Otras Deudas			
Acreedores Diversos	9,601,267		
Remuneraciones y Cargas Soc. a Pagar	13,205,458		
Régimen de Retiro Anticipado	3,853,925		
Gastos a Pagar	1,081,973		
Impuestos a Pagar	8,511,226		
Otros Pasivos por Inversiones	13,450,455	49,704,304	71,172,092
TOTAL PASIVO CORRIENTE		639,374,219	632,512,723
PASIVO NO CORRIENTE			
DEUDAS			
Comerciales			
Proveedores		12,932,118	6,489,099
Financieras			
Acreedores Bancarios	80,037,500		
Obligaciones Negociables	127,790,400	207,827,900	225,476,528
Otras Deudas			
Acreedores Diversos	83,770		
Remuneraciones y Cargas Soc. a Pagar	428,287		
Régimen de Retiro Anticipado	4,516,080	5,028,137	10,597,250
PREVISIONES		11,315,599	18,172,519
TOTAL PASIVO NO CORRIENTE		237,103,754	260,735,396
TOTAL DEL PASIVO		876,477,973	893,248,119
PATRIMONIO COOPERATIVO NETO			
CAPITAL SOCIAL COOPERATIVO			
Capital Suscripto	252,714,341		
Asociados Suscriptores	(46,605,133)		
	206,109,208		
Ajuste del Capital	35,876,109		
Ajuste Global del Pat. Coop. Neto	99,551,781	341,537,098	352,722,478
RESERVAS Y FONDOS			
Reserva Legal	2,790,971		
Fondo para Acción Asist. y Laboral	3,004		
Reserva Especial (art. 42 Ley 20.337)	10,319,545		
Reserva por Rev.Tec. de Bienes de Uso	211,131,735	224,245,255	261,412,425
RESULTADOS NO ASIGNADOS			
Del Período		(40,432,764)	(82,787,513)
De Ejercicios Anteriores		(235,934,890)	(30,112,971)
TOTAL PATRIMONIO NETO		289,414,699	501,234,419
PASIVO MAS PATRIMONIO NETO		1,165,892,672	1,394,482,538
CUENTAS DE ORDEN			
SODECAR - Mercadería Recibida en Consignación		1,084,810	1,060,372
PROVEEDORES VARIOS - Insumos Rec. en Consignación		435,402	173,261
SAN MARCO - Mercadería Recibida en Consignación		129	11,504
TOTAL DE LAS CUENTAS DE ORDEN		1,520,341	1,245,137

Las notas 1 a 13 y los anexos A, B, C, E, F, G y H que se acompañan son parte integrante de este estado.

Firmado a efectos de su identificación
con nuestro informe de fecha 07-02-2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T° 1 - F° 8

RICIERI LUIS PAULÓN
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.F. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 63 - Iniciado el 1 de Julio de 2002

ESTADO DE RESULTADOS POR EL PERIODO DE SEIS MESES TERMINADO EL
31 DE DICIEMBRE DE 2002 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
(Expresado en Pesos - Nota 1)

	2002			2001
RUBROS	RUBROS DE EXPLOTACION	OPERACIONES CON NO ASOCIADOS	TOTALES	TOTALES
VENTAS				
Ventas brutas	512,108,971	1,103,778	513,212,749	
Menos:				
Intereses Implícitos en Ventas	9,164,858	19,754	9,184,612	
Bonificaciones e Impuestos	26,197,418	47,193	26,244,611	
VENTAS NETAS	476,746,695	1,036,831	477,783,526	647,167,550
COSTO DE VENTAS	377,280,858	794,656	378,075,514	466,610,690
RESULTADO BRUTO	99,465,837	242,175	99,708,012	180,556,860
Menos (Más):				
Gastos de Comercialización	70,707,013	114,146	70,821,159	148,640,809
Gastos de Administración	7,799,823	16,811	7,816,634	14,345,102
Resultados Financieros y por Tenencia				
- Generados por Activos	37,794,009	952,160	38,746,168	(803,461)
- Generados por Pasivos	3,349,863	6,438	3,356,301	66,371,998
Impuesto al Débito y Crédito Bancario	3,726,055	8,031	3,734,086	4,015,744
Fondo Promoción Cooperativo	-	-	-	2,775,630
PERDIDA OPERATIVA	(23,910,926)	(855,411)	(24,766,337)	(54,788,962)
RESULTADO INV.PERMANENTES			(13,080,431)	(11,269,125)
OTROS EGRESOS NETO (Nota 8)			(2,585,996)	(16,729,426)
PERDIDA NETA DEL PERIODO			(40,432,764)	(82,787,513)

Las notas 1 a 13 y los anexos A, B, C, E, F, G y H que se acompañan son parte integrante de este estado.

Firmado a efectos de su identificación
con nuestro informe de fecha 07-02-2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T° 1 - F° 8

RICIERI LUIS PAULÓN
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.F. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 63 - Iniciado el 1 de Julio de 2002

ESTADO DE EVOLUCION DEL PATRIMONIO COOPERATIVO NETO POR EL PERIODO DE SEIS MESES TERMINADO EL 31 DE DICIEMBRE DE 2002 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

(Expresado en Pesos - Nota 1)

CONCEPTOS	CAPITAL SOCIAL COOPERATIVO					RESERVAS Y FONDOS						
	CAPITAL SUSCRIPTO	ASOCIADOS SUSCRIPTORES	AJUSTE DEL CAPITAL	AJUSTE GLOBAL PATRIMONIO COOP.NETO	SUBTOTAL	RESERVA LEGAL	FONDO ACC. ASIST. Y LABORAL	RESERVA ESPECIAL ART.42 LEY 20.337	RESERVA REVALUO TECNICO	RESULTADOS NO ASIGNADOS	TOTAL 2002	TOTAL 2001
Saldos al Inicio del Ejercicio	258,030,770	(157,742,253)	146,157,851	99,551,781	345,998,149	2,790,971	3,298	40,439,675	217,303,374	(266,047,861)	340,487,606	622,581,168
Ajuste de Ejercicios Anteriores (Nota 2.10)	-	-	-	-	-	-	-	-	-	-	-	(30,112,971)
Saldos al Inicio del Ejercicio Ajustados	258,030,770	(157,742,253)	146,157,851	99,551,781	345,998,149	2,790,971	3,298	40,439,675	217,303,374	(266,047,861)	340,487,606	592,468,197
Disposición según Asamblea 27-09-2002:												
- Utilización de Reservas para Compensar Resultados no Asignados	-	-	-	-	-	-	-	(30,112,971)	-	30,112,971	-	-
- Capitalización del Ajuste de Capital	-	110,388,274	(110,388,274)	-	-	-	-	-	-	-	-	-
Retiro de Cooperativas	(5,316,429)	839,769	106,316	-	(4,370,344)	-	-	(7,159)	-	-	(4,377,503)	-
Movimiento de Cooperativas	-	(90,923)	216	-	(90,707)	-	-	-	-	-	(90,707)	-
Integración de Cooperativas	-	-	-	-	-	-	-	-	-	-	-	268,472
Compromisos de integración no efectivizados	-	-	-	-	-	-	-	-	-	-	-	(1,093,966)
Desafectación Neta de Depreciaciones y Bajas de Bienes de Uso del Ejercicio	-	-	-	-	-	-	-	-	(6,171,639)	-	(6,171,639)	(7,620,908)
Movimiento Fondo Acción Social	-	-	-	-	-	-	(294)	-	-	-	(294)	137
Pérdida Neta del Período	-	-	-	-	-	-	-	-	-	(40,432,764)	(40,432,764)	(82,787,513)
Saldos al Cierre del Período	252,714,341	(46,605,133)	35,876,109	99,551,781	341,537,098	2,790,971	3,004	10,319,545	211,131,735	(276,367,654)	289,414,699	501,234,419

Las notas 1 a 13 y los anexos A, B, C, E, F, G y H que se acompañan son parte integrante de este estado.

Firmado a efectos de su identificación con nuestro informe de fecha 07-02-2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T° 1 - F° 8

RICIERI LUIS PAULÓN
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.F. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 63 - Iniciado el 1 de Julio de 2002

ESTADO DE ORIGEN Y APLICACION DE FONDOS (1) POR EL PERIODO DE SEIS MESES TERMINADO EL 31 DE DICIEMBRE DE 2002 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
(Expresado en Pesos - Nota 1)

CONCEPTOS	2002	2001
Fondos al Inicio del ejercicio	1,416,169	25,493,921
Aumento (Disminución) neto de fondos	27,326,641	(17,546,938)
Fondos al Cierre del Período	28,742,810	7,946,983
CAUSAS DE VARIACION DE FONDOS		
ORIGENES DE FONDOS		
Ventas cobradas	460,484,011	616,922,491
Menos:		
Compras y Gastos de Fabricación	347,673,945	365,637,892
Gastos de Comercialización	60,470,664	85,194,726
Gastos de Administración	7,009,665	13,145,495
Resultados Financieros	34,261,674	58,337,591
Impuesto a los débitos y créditos bancarios	3,734,086	4,015,744
Otros egresos - neto	6,088,813	14,031,807
Aumento de fondos originados en las operaciones	1,245,164	76,559,236
Otras causas de orígenes de fondos		
Disminución de otros créditos	11,119,042	-
Disminución de cargos diferidos, bienes inmateriales y otros activos	-	11,059,604
Disminución de Inversiones Permanentes	1,748,793	473,583
Integración de Cooperativas	-	268,560
Aumento de otras deudas	1,471,233	-
Aumento de deudas financieras	16,628,987	-
Total de orígenes de fondos	32,213,219	88,360,983
APLICACIONES DE FONDOS		
Aumentos por adquisición de bienes de uso	3,248,968	8,174,786
Aumento de cargos diferidos, bienes inmateriales y otros activos	41,362	-
Aporte en efectivo en Cías. vinculadas	1,596,248	-
Aumento de otros créditos	-	1,796,878
Disminución de otras deudas	-	7,347,569
Disminución de deudas financieras	-	88,588,688
Total de aplicaciones de fondos	4,886,578	105,907,921
Aumento (Disminución) neto de fondos	27,326,641	(17,546,938)

(1) FONDOS: Disponibilidades e Inversiones liquidables durante los tres meses posteriores a la fecha cierre de cada ejercicio.

Las notas 1 a 13 y los anexos A, B, C, E, F, G y H que se acompañan son parte integrante de este estado.

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C.P.C.E.C.F. T° 1 - F° 8

RICIERI LUIS PAULÓN
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.F. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

SANCOR COOPERATIVAS UNIDAS LIMITADA
NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2002
COMPARATIVAS CON EL MISMO PERÍODO DEL EJERCICIO ANTERIOR
(Importes expresados en pesos – Nota 1)

1. BASES DE PRESENTACIÓN

1.1. REEXPRESIÓN EN MONEDA CONSTANTE

La Sociedad presenta sus estados contables en moneda constante, siguiendo el método de reexpresión establecido en la Resolución Técnica N° 6 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.), mediante el empleo de coeficientes de ajuste derivados del índice de precios internos al por mayor (IPIM) del Instituto Nacional de Estadísticas y Censos y de acuerdo con las modalidades establecidas en la Resolución General N° 415 de la Comisión Nacional de Valores (CNV) y la Resolución N° 615 del Instituto Nacional de Asociativismo y Economía Social (I.N.A.E.S.).

De acuerdo con el método mencionado, las mediciones contables fueron reexpresadas por el cambio en el poder adquisitivo de la moneda hasta el 31 de agosto de 1995. A partir de dicha fecha, en base a las condiciones de estabilidad económica prevalecientes y de acuerdo con lo requerido por la Resolución General N° 272 de la CNV y aceptado por las normas contables profesionales, las mediciones contables no fueron reexpresadas hasta el 31 de diciembre de 2001. En virtud de la Resolución General N° 415 de la CNV, se reanudó la aplicación del método con efectos a partir del 1 de enero de 2002, considerándose las mediciones contables anteriores a esta fecha expresadas en moneda del 31 de diciembre de 2001.

1.2. NORMAS CONTABLES PROFESIONALES

La Federación Argentina de Consejos Profesionales de Ciencias Económicas aprobó las Resoluciones Técnicas Nros. 16 a 20, que incorporan cambios a las normas contables profesionales de valuación y exposición. Dichas normas fueron aprobadas, con ciertas modificaciones, por el Consejo Profesional de Ciencias Económicas de la ciudad Autónoma de Buenos Aires, con vigencia obligatoria para la Sociedad Cooperativa para el ejercicio iniciado el 1° de julio de 2002 y los períodos intermedios correspondientes a dicho ejercicio. Las nuevas normas difieren de las aplicadas por la Sociedad Cooperativa para la preparación de los presentes estados contables en los siguientes aspectos relevantes:

a) Se requiere aplicar valores descontados para la medición de créditos y pasivos no comerciales ni financieros y de créditos y pasivos financieros sin interés (o con tasa de interés inferior a mercado).
b) Se requiere valuar al valor neto de realización a los bienes de cambio sobre los que se hayan recibido anticipos que fijen precio y las condiciones contractuales de la operación aseguren la efectiva concreción de la venta y la ganancia.
c) Se precisan los criterios para el reconocimiento de bienes intangibles, se establecen prohibiciones expresas de activación (gastos de investigación, publicidad, reorganización, entrenamiento, etc.); se admite la activación de costos de organización y costos preoperativos (sólo los costos directos e incrementales respecto de los que el ente hubiera tenido en

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caso de no iniciarse la nueva operación o actividad) con una presunción de vida útil máxima de cinco años.

d) Se admite no amortizar los activos intangibles cuando no existan factores que limiten su vida útil; y salvo para los costos de organización y preoperativos, no se establece presunción de vida útil. La Sociedad deberá exponer los factores considerados para su estimación, incluso cuando se opte por amortizar un activo con vida útil indefinida.
e) Se establecen cambios en la frecuencia y metodología para la comparación con valores recuperables de los bienes de uso, bienes intangibles y participaciones permanentes valuadas al valor patrimonial proporcional.
f) Se requiere la consolidación proporcional (en los estados contables consolidados) en el caso de control conjunto de sociedades.
g) Se establece la obligatoriedad de constituir pasivos por vacaciones (integral para todo tipo de personal) y planes de pensión.
h) Se establecen condiciones para registrar pasivos por reestructuración y se define que debe incluirse o excluirse del pasivo a registrar.
i) Se establecen las normas de conversión a aplicar a las inversiones en entidades del exterior, según se las considere integradas o no integradas y que ciertas diferencias de conversión originadas por las inversiones en entidades en el exterior se imputarán a una cuenta especial y no serán incluidas en el resultado del ejercicio.
j) Se incorporan cambios en las normas de exposición, entre ellas: a) un nuevo estado de flujo de efectivo con clasificación de las actividades en operativas, de inversión y de financiación; b) exposición de información por segmentos; c) el balance general de un período intermedio deberá compararse con el último ejercicio anual; d) se requiere exponer en la información complementaria mayor detalle sobre operaciones discontinuadas, metodología y efectos de la conversión de los estados contables de las subsidiarias en el exterior, contingencias, el valor corriente de los instrumentos financieros y la metodología empleada para el cálculo de dicho valor corriente, las concentraciones de riesgo crediticio y políticas de cobertura empleadas por la Sociedad.

La Comisión Nacional de Valores, ha emitido con fecha 14 de enero de 2003, su Resolución General N° 434, según la cual adopta, con vigencia obligatoria para ejercicios que se inicien a partir del 1° de enero de 2003, las normas contables profesionales previamente mencionadas, sin modificar aquellas de aspecto relevante para la Sociedad Cooperativa y admitiendo su aplicación anticipada.

La Sociedad Cooperativa se encuentra analizando los efectos de los cambios incorporados por las nuevas resoluciones técnicas pero no ha realizado aún una cuantificación de los mismos. A la fecha de aprobación de estos estados contables, la Sociedad Cooperativa no ha decidido si hará uso de la posibilidad otorgada por la Comisión Nacional de Valores para la aplicación anticipada de estas normas.

1.3. ESTADOS CONTABLES CONSOLIDADOS

La Sociedad Cooperativa presenta información contable consolidada con sus sociedades controladas en forma anual, no efectuándolo en períodos intermedios.

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2. CRITERIOS DE VALUACIÓN

2.1. DISPONIBILIDADES, CRÉDITOS Y DEUDAS

- En moneda nacional: a su valor nominal.

- En moneda extranjera: se convirtieron a los tipos de cambio vigentes al cierre de cada período por la liquidación de estas operaciones. El detalle respectivo se expone en el Anexo G. Las diferencias de cambio fueron imputadas a los resultados de cada período.

- Caja de ahorros: se valuaron a su valor nominal, más el interés devengado hasta la fecha de cierre de cada período. Debido a su liquidez y disponibilidad inmediata se han expuesto dentro del rubro disponibilidades.

- Bonos Nacionales y Provinciales: se valuaron a su valor neto de realización al cierre de cada período.

Los créditos y deudas incluyen la porción devengada de los resultados financieros pertinentes hasta el cierre de cada período, habiéndose segregado los componentes financieros implícitos correspondientes en los créditos y pasivos comerciales.

La Sociedad Cooperativa ha tomado fondos para financiar las actividades de la sociedad controlada Integral Insumos S.C. Al 31 de diciembre de 2001 el crédito que la Sociedad Cooperativa mantenía con dicha sociedad controlada por el mencionado concepto ascendía a 91.537.919, por el cual había recibido cheques de pago diferido, los que, de acuerdo a lo dispuesto oportunamente por el Consejo de Administración de la Sociedad Cooperativa, serían afectados a la cancelación de las correspondientes deudas financieras. Al 31 de diciembre de 2001, la Sociedad Cooperativa expuso los mencionados créditos dentro de los otros créditos no corrientes. Durante el período finalizado el 31 de diciembre de 2002, debido al difícil contexto económico, la Sociedad Cooperativa ha decidido cancelar los mencionados cheques de pago diferidos remanentes por 33.042.233, mediante: a) la recomposición del Patrimonio Neto de la Sociedad Controlada, Capitalizando 19.818.134, b) la recepción de 9.443.651 en títulos del fideicomiso financiero denominado "Consortium Fideicomiso Financiero" en poder de ésta y c) la compensación de ciertos saldos entre las sociedades vinculadas.

La Sociedad Cooperativa mantiene el criterio de acumular las vacaciones devengadas y no gozadas de su personal en función al mayor costo por plus vacacional.

2.2. INVERSIONES CORRIENTES

- Depósitos a plazo fijo: se valuaron a su valor nominal, convertido al tipo de cambio vigente en caso de corresponder a saldos en moneda extranjera, más los intereses devengados al cierre de cada período.

- Títulos Públicos sin cotización: se valuaron a su valor técnico al cierre del período finalizado el 31 de diciembre de 2001.

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2.3. BIENES DE CAMBIO

- Productos Terminados: al 31 de diciembre de 2002, al menor valor entre el costo de reproducción y el valor neto de realización a dicha fecha. Al 31 de diciembre de 2001 la Sociedad Cooperativa valuaba sus mercaderías al valor neto de realización. La Sociedad Cooperativa ha modificado su criterio de valuación a partir del 30 de junio de 2002 con efecto retroactivo al inicio del ejercicio, motivo por el cual se ha registrado un ajuste al resultado de ejercicios anteriores tal como se menciona en la nota 2.10.

- Producción en Proceso: al costo de reposición.

- Almacenes: al costo reposición al cierre de cada período.

- Ordenes a Facturar: representativas de trabajos en curso, por cuenta de terceros, al costo incurrido reexpresado de acuerdo a lo mencionado en la nota 1.

El valor de los bienes de cambio, considerados en su conjunto, no supera su valor recuperable.

2.4. INVERSIONES NO CORRIENTES Y OTROS PASIVOS POR INVERSIONES

- Participación en sociedades controladas y vinculadas: al valor patrimonial proporcional calculado sobre la base de estados contables al 31 de diciembre de 2002 y 2001, con informe del auditor, luego de eliminar los resultados entre estas sociedades no trascendidos a terceros, reexpresados en moneda de cierre de cada período, de acuerdo a lo mencionado en la nota 1; SanCor Dairy Coorporation, SanCor do Brasil Productos Alimenticios Ltda. y SanCor México S.R.L.; se valuaron al valor patrimonial proporcional sobre la base de información contable no auditada al 31 de diciembre de 2002 y 2001. Los criterios contables utilizados por las sociedades controladas son similares a los utilizados por la Sociedad Cooperativa controlante.

- Participación en entidades cooperativas: al valor de costo histórico con el límite del valor patrimonial proporcional al cierre de cada período.

- Inversiones en títulos: Con fecha 7 de diciembre de 2001, la Sociedad Cooperativa celebró diversos contratos con ArsCap S.A., agente fiduciario del fideicomiso financiero denominado "Consortium Fideicomiso Financiero" (CFF), a través de los cuales realizó: (a) la cesión de los créditos que poseía con ProBenefit S.A., originados por la venta de su participación en el capital de SanCor Seguros de Retiro S.A. y Trayectoria Cía. de Seguros de Vida S.A. (b) la venta de 2.416.000 títulos de obligaciones negociables emitidas por ProBenefit S.A. y (c) la venta de su participación en el capital de Prevención ART y Patrulla S.A. El precio total pactado por estas operaciones ascendió originalmente a USD 8.320.000 a ser cancelados mediante la transferencia a favor de la Sociedad Cooperativa de títulos valores de deuda subordinada del fideicomiso financiero CFF. Este saldo a cobrar fue expuesto dentro del rubro "Otros créditos corrientes" al 31 de diciembre del 2001.

  Posteriormente, el 27 de junio de 2002, en virtud de las diversas medidas adoptadas por el Gobierno Nacional en materia de pesificación y renegociación de contratos, principalmente a partir de la Ley 25.561 de Emergencia Económica, mencionadas en la nota 13 a), fueron modificadas mediante un acuerdo entre las partes, las condiciones de emisión de los títulos del fideicomiso financiero CFF, quedando establecido el derecho de la Sociedad Cooperativa en

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3.030.000 títulos de deuda subordinada de valor nominal un dólar estadounidense cada uno, de los cuales 1.739.000 fueron posteriormente cedidos a Patrulla S.A.

En septiembre de 2002, según se explica en la nota 2.1., la Sociedad Cooperativa recibió de su sociedad controlada Integral Insumos S.C. la cantidad de 2.630.000 certificados de participación clase “A” del fideicomiso financiero CFF de valor nominal un dólar estadounidense cada uno.

El 12 de diciembre de 2002, ante la demora en obtenerse la autorización de la oferta pública de los mencionados títulos del fideicomiso financiero CFF, la Sociedad Cooperativa acordó con ArsCap S.A., el canje de los derechos a recibir títulos de CFF por títulos emitidos y en circulación representativos de deuda fiduciaria correspondiente a TC/Cap Fideicomiso Financiero por un valor nominal de USD 3.941.000 los que, de acuerdo a lo evaluado por la Sociedad Cooperativa poseen mejores condiciones que los títulos CFF al contar con oferta pública autorizada por la CNV, estar en circulación y tener una calificación de riesgo BBB.

A la fecha de emisión de los presentes estados contables no están disponibles los estados contables al 31 de diciembre de 2002 del fideicomiso financiero TC/Cap, siendo los últimos disponibles los correspondientes al período de tres meses finalizado el 30 de septiembre de 2002 y según los cuales su principal activo es la participación accionaria en sociedades de inversión. Adicionalmente, por Asamblea de Beneficiarios del 11 de diciembre de 2002 se incorporaron nuevos activos, se modificó el Contrato del Fideicomiso y las condiciones de emisión de los títulos de deuda fiduciaria, lo que impacta en los estructura patrimonial de dicho fideicomiso.

Al 31 de diciembre de 2002 los mencionados títulos han sido valuados a su valor nominal, expresados en pesos al tipo de cambio comprador vigente a dicha fecha, mas el interés devengado de acuerdo a las pautas establecidas en el contrato de Fideicomiso Financiero.

- Otros pasivos por inversiones: corresponde a la participación en ciertas sociedades controladas que al cierre de cada período, presentan patrimonio neto negativo. El detalle de las mismas se expone en el Anexo C. Dado que la Sociedad Cooperativa asume que regularizará dicho déficit, ha expuesto su participación en las mencionadas inversiones, en el rubro “Otras deudas” del pasivo corriente a cada fecha. Dichas inversiones fueron valuadas de acuerdo con el método del valor patrimonial proporcional, calculado sobre la base de estados contables con certificación de contador público independiente al 31 de diciembre de 2002 y 2001, luego de eliminar los resultados entre estas sociedades no trascendidos a terceros, reexpresados en moneda de cierre de cada período, de acuerdo a lo mencionado en la nota 1. Los criterios de valuación utilizados por dichas sociedades fueron similares a los utilizados por la Sociedad Cooperativa.

2.5. BIENES DE USO

Los rubros de terrenos, edificios, maquinarias, cercos e instalaciones y rodados fueron revaluados técnicamente por peritos independientes al 30 de junio de 1990. Dichos valores fueron reexpresados de acuerdo a lo mencionado en la nota 1. Las vidas útiles y el valor residual técnico a esa fecha, fueron determinados por los peritos independientes.

El mayor valor generado por la utilización de valores corrientes a la fecha del revalúo técnico, neto de las desafectaciones por depreciaciones y bajas posteriores, ha sido reexpresado de

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acuerdo a lo mencionado en la nota 1 y se expone en la cuenta "Reserva por Revalúo Técnico de Bienes de Uso", formando parte del Patrimonio Neto.

Los restantes rubros y las incorporaciones posteriores al 30 de junio de 1990 a los rubros revaluados mencionados en el párrafo anterior, se valuaron según su costo de adquisición reexpresado de acuerdo a lo mencionado en la nota 1, menos las correspondientes depreciaciones acumuladas calculadas proporcionalmente a los meses de vida útil estimada al cierre de cada período.

Al 31 de diciembre de 2002 los bienes de uso incluyen diferencias de cambio activadas, netas de depreciación, por un importe de 89.535.387 que excede los valores ajustados por inflación de dichos activos, de acuerdo a lo establecido por la Resolución General N° 398 de la CNV que se menciona en la nota 2.11. Dichas pérdidas de cambio que se mantienen activadas, representan un adelantamiento de los efectos de las variaciones en el poder adquisitivo de la moneda.

El valor de estos bienes, considerados en su conjunto, no supera su valor recuperable.

2.6. BIENES INMATERIALES

Al costo incurrido reexpresado según se indica en nota 1, menos la correspondiente amortización acumulada. El valor de estos bienes, considerados en su conjunto, no supera su valor recuperable.

2.7. CARGOS DIFERIDOS

Corresponde a gastos pagados por adelantado, software adquirido y desarrollos de sistemas infomáticos, valuados al costo incurrido al cierre de cada período reexpresado según se indica en nota 1, menos la correspondiente amortización acumulada, calculada en base a los meses de diferimiento establecidos.

2.8. OTROS ACTIVOS

Corresponde a envases valuados al menor valor entre el costo de reposición y el valor neto de realización al cierre de cada período.

2.9. PREVISIONES

- Para cuentas incobrables: cubre créditos en gestión judicial sin garantías prendaria y/o hipotecaria y otros créditos, identificados como de dudosa recuperabilidad sobre la base de un análisis individual de la cartera. En su cuantificación se ha considerado el informe de los abogados.

- Para obsolescencia: se ha constituido para reducir a su valor probable de realización el valor de libros de ciertas existencias de insumos de lenta rotación e improbable utilización. En su cuantificación se han tenido en cuenta las proyecciones de ventas y/o consumos de la Sociedad Cooperativa.

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- Para juicios: cubre contingencias desfavorables que podrían originar obligaciones para la Sociedad Cooperativa, originadas en situaciones existentes a la fecha de cierre de cada período, que tienen un elevado grado de probabilidad de ocurrencia y que son susceptibles de cuantificar. En dicha evaluación y cuantificación se ha considerado el informe de los abogados.

2.10. CUENTAS DEL PATRIMONIO COOPERATIVO NETO

Se encuentran reexpresadas en moneda de cierre de cada período, de acuerdo a lo mencionado en nota 1, excepto las cuentas Capital Suscripto y Asociados Suscriptores, las cuales se han mantenido por sus valores de origen. El ajuste derivado de su reexpresión se expone en las cuentas Ajuste del Capital y Ajuste Global del Patrimonio Cooperativo Neto.

El estatuto social establece que el capital suscripto, conjuntamente con las reservas y fondos, deberá ser suficiente al cierre de cada ejercicio para cubrir un máximo del 50 % del Activo, según lo determine el Consejo de Administración, para lo cual deberá considerar el programa de inmovilizaciones y las posibilidades de financiamiento externo.

La integración del capital suscripto determinado de conformidad con la modalidad descripta en el párrafo anterior se realizará principalmente mediante capitalización de utilidades o la acreditación a las cooperativas asociadas de un porcentaje sobre el monto de la producción entregada que es determinado por el Consejo de Administración hasta el límite del 5 % establecido en el artículo 10 de los estatutos sociales.

En el estado de evolución de Patrimonio Cooperativo Neto el 31 de diciembre de 2001 se ha registrado un ajuste de ejercicio anteriores por 30.112.971. Dicho ajuste corresponde a la modificación del criterio de valuación de los bienes de cambio que se menciona en la nota 2.3.

2.11. CUENTAS DEL ESTADO DE RESULTADOS

Las cuentas que acumulan operaciones monetarias ocurridas a lo largo de cada período (ventas, compras, gastos de comercialización, administración y fabricación, etc.) se computaron por su valor nominal reexpresadas según se menciona en nota 1 mediante la aplicación de los coeficientes correspondientes al mes de devengamiento. Los resultados por tenencia de bienes de cambio y otros insumos devengados durante cada período han sido segregados del costo y expuestos en la línea de resultados financieros y por tenencia correspondiente.

Los cargos por consumos de activos no monetarios se determinaron en función de los importes reexpresados de tales activos.

La Sociedad Cooperativa ha segregado los componentes financieros implícitos devengados durante cada período, de los saldos de créditos y deudas comerciales y de los correspondientes ingresos y gastos en la medida que fuesen significativos.

Bajo la denominación de "Resultados Financieros y por Tenencia" se exponen en forma conjunta a) las ganancias y costos financieros en términos reales, b) los resultados por tenencia de bienes de cambio e insumos en términos reales y c) el efecto de la inflación general sobre los activos y pasivos monetarios, discriminados en los generados por activos y por pasivos, de acuerdo al siguiente detalle:

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Conceptos	(Ganancia) Pérdida	
	2002	2001
Resultados Financieros y por Tenencia Generados por Activos		
- Intereses y Diferencias de Cambio	13.124.538	4.073.347
- Intereses Implícitos en Créditos	(8.439.173)	(12.590.842)
- Resultado por Tenencia de Bienes de Cambio	15.303.022	7.714.034
- Resultado por Tenencia de Almacenes y Envases	3.223.491	-
- Resultado por Exposición a la Inflación	15.534.290	-
TOTAL GENERADO POR ACTIVOS	38.746.168	(803.461)
Resultados Financieros y por Tenencia Generados por Pasivos		
- Intereses y Diferencias de Cambio	12.956.616	48.679.231
- Intereses Implícitos en Deudas	10.216.155	17.692.767
- Resultado por Exposición a la Inflación	(19.816.470)	-
TOTAL GENERADO POR PASIVOS	3.356.301	66.371.998

La Resolución General N° 398 de la CNV admite, como tratamiento de excepción, que las diferencias de cambio originadas a partir del 6 de enero de 2002 correspondientes a pasivos en moneda extranjera existentes a dicha fecha, se imputen a los valores de costo de los activos adquiridos, o construidos mediante esa financiación, en la medida que se cumplan una serie de condiciones y modalidades establecidas en dicha norma, y sea directa la relación entre la financiación y la adquisición, construcción o producción de los activos que califican para recibir la imputación de las diferencias de cambio (bienes de uso, bienes intangibles e inversiones permanentes en otras sociedades constituidas en el país y en existencia al 6 de enero de 2002). Se entiende por tal financiación, total o parcial, la otorgada por el proveedor de los bienes, facturados en moneda extranjera, o la obtenida con idéntico destino de entidades financieras. En los casos en que la relación entre la financiación y la adquisición, o producción o construcción de los activos que califican, no sea directa, dichas diferencias de cambio también podrán imputarse, bajo ciertas condiciones, a los valores de costo de dichos activos.

Al 31 de diciembre de 2002, los bienes de uso de la Sociedad Cooperativa incluyen diferencias de cambio acumuladas, netas de depreciación, por un importe de 89.535.387 que excede los valores ajustados por inflación de dichos activos. El Anexo G incluye los pasivos en moneda extranjera existentes al 6 de enero de 2002 que financiaron dichos activos y que se mantienen a la fecha de cierre del presente período.

Durante el período de seis meses finalizado el 31 de diciembre de 2002, la Sociedad Cooperativa ha desafectado del rubro bienes de uso e imputado a resultados pérdidas por diferencias de cambio previamente activados por un importe de 91.307.466 debido al efecto de la inflación, a la disminución del tipo de cambio respecto del cierre al 30 de junio de 2002 y a la depreciación de los bienes de uso en el período.

Por otra parte y de acuerdo con las normas vigentes del I.N.A.E.S., la Sociedad Cooperativa expone el Estado de Resultados clasificado en "rubros de explotación" y "operaciones con no asociados", de acuerdo con los siguientes criterios:

- Las ventas se asignan en forma directa, en función de las unidades y precios comercializados en cada caso.

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- Los costos directos, por definición, se imputan a cada uno de los productos involucrados en cada rubro.
- Los costos indirectos se prorratean de acuerdo a diversos criterios que, en general, se relacionan con el nivel de actividad afectado para cada producto.

3. EVOLUCIÓN DE LA CUENTA AJUSTE DEL CAPITAL

Saldo al 30 de junio de 1993				24.902.120
Capitalización Dispuesta por Asamblea General		Aumento del Ejercicio		
Fecha	Importe	Finalizado en el año	Importe	
29/10/1993	(2.476.065)	-	-	(2.476.065)
30/09/1994	(308.328)	1994	308.328	-
29/09/1995	(9.714.024)	1995	9.667.783	(46.241)
27/09/1996	(598.792)	1996	598.792	-
27/09/2002	(108.894.455)	2002	112.196.670	3.302.215
		2003	10.194.080	10.194.080
Saldo al 31 de diciembre de 2002				35.876.109

4. APERTURA DE COLOCACIONES DE FONDOS, CREDITOS Y PASIVOS

Plazo	Colocaciones de Fondos	Créditos (1)	Pasivos Deudas Financieras (2) (5)	Pasivos Otras Deudas (3)
Sin Plazo	-	74.328.884	-	14.136.996
Con Plazo				
- Vencido:				
Hasta tres meses	-	45.438.658	91.757.225	11.070.079
De tres a seis meses	-	17.866.254	21.639.301	3.612.739
De seis a nueve meses	-	4.283.403	32.625.613	6.060.864
De nueve a doce meses	-	7.050.756	20.084.988	10.589.070
De uno a dos años	-	3.171.261	3.936.747	7.222.500
De dos a tres años	-	217.139	-	303.312
De tres a cuatro años	-	360.624	-	-
Más de cuatro años	-	599.009	-	-
Total vencido	-	78.987.104	170.043.874	38.858.564
- A Vencer				
Hasta tres meses	9.092.335	120.092.853	51.119.541	178.193.482
De tres a seis meses	575.847	2.423.492	45.388.502	36.592.717
De seis a nueve meses	-	350.197	58.243.243	3.260.866
De nueve a doce meses	-	249.100	41.351.650	2.184.784
De uno a dos años	-	1.884.905	136.240.400	7.219.615
De dos a tres años	-	2.019.189	71.587.500	5.282.287
De tres a cuatro años	-	132.710	-	2.267.575
Más de cuatro años	-	106.625	-	3.190.778
Total a vencer	9.668.182	127.259.071	403.930.836	238.192.104
Total con plazo	9.668.182	206.246.175	573.974.710	277.050.668
Total	9.668.182	280.575.059	573.974.710	291.187.664

(4)

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(1) Incluye los créditos por ventas corrientes y otros créditos corrientes y no corrientes, excluidas las previsiones para deudores incobrables.
(2) Incluye las deudas bancarias y financieras.
(3) Incluye el pasivo total excluidas las deudas bancarias y financieras y las previsiones.
(4) La tasa de interés promedio ponderada variable de las deudas financieras asciende a 0,63 % mensual.
(5) La Sociedad Cooperativa ha clasificado dentro de las categorías a vencer, de acuerdo a las pautas originales de los contratos firmados, 182.977.520 y 207.827.900 correspondientes a las porciones corrientes y no corrientes, respectivamente, de las FRN, el préstamo de la IFC y otros préstamos menores en los que se han generado incumplimientos en el pago de ciertas cuotas de capital, teniendo en cuenta el éxito que se espera en las negociaciones actualmente en proceso con los acreedores a fin de establecer un nuevo calendario de pago.

5. BIENES DE DISPONIBILIDAD RESTRINGIDA Y GARANTÍAS OTORGADAS

La Sociedad Cooperativa tiene, al cierre del período, bienes, básicamente maquinarias, inmuebles, mercadería y marcas, gravados con derechos reales por un importe en valores constantes de 420.499.717 y 395.850.762 en garantía de pasivos financieros por 455.135.211 y 314.819.757, para los períodos finalizados al 31 de diciembre de 2002 y 2001, respectivamente.

Los bienes en garantía y su valor de libros al 31 de diciembre de 2002 y 2001 son los siguientes:

Conceptos	Valor de Libros	
	2002	2001
Maquinarias prendadas	205.409.209	197.887.014
Inmuebles hipotecados	155.301.788	169.843.574
Mercadería prendada	59.689.034	28.028.971
Marcas prendadas	99.686	91.203
Total	420.499.717	395.850.762

La Sociedad Cooperativa, al 31 de diciembre 2002 ha otorgado garantías por 2.900.179 y había descontado en entidades financieras cartas de créditos emitidas por clientes por un valor de 1.106.093. La Sociedad Cooperativa es garante solidario de estas obligaciones, ante un eventual incumplimiento de los libradores o deudores.

Asimismo, la Sociedad Cooperativa en su carácter de accionista de Arla Foods Ingredients S.A. ha otorgado garantías sobre una deuda de dicha sociedad contraída con The Investment Fund for Emerging Markets (IFV) por un monto de US$ 4,000,000 más los correspondientes intereses, asimismo, ha celebrado un Project Fund Agreement juntamente con Arla Foods A.M.B.A., DEG, Rabobank Netherlands branch y Rabobank New York, por el cual los accionistas de Arla Foods Ingredients S.A. se comprometían a depositar los fondos necesarios para concretar el proyecto de construcción y puesta en marcha de la planta procesadora de suero. En garantía del cumplimiento de las obligaciones asumidas, los accionistas de dicha sociedad celebraron un contrato de prenda en primer grado sobre las acciones de la mencionada sociedad.

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6. OPERACIONES CON ENTIDADES CONTROLADAS Y VINCULADAS

Los saldos y operaciones con las entidades controladas y vinculadas incluidas en el Anexo C son los siguientes:

Concepto		2002	2001
Activo Corriente			
Créditos por Ventas	(1)	26.930.479	13.716.561
Otros Créditos	(2)	15.124.672	29.711.419
Activo No Corriente			
Otros Créditos	(3)	19.298.985	104.709.872
Pasivo Corriente			
Deudas Comerciales	(4)	(8.586.104)	(31.056.836)
Otras Deudas	(5)	(1.456.367)	(22.892.579)
Ventas de Bienes y Servicios	(6)	20.999.567	12.770.656
Comisiones/Bonificaciones - (Pérdida) / Ganancia		(475.168)	579.003
Compra de Productos		646.532	120.725
Gastos de Administración y Comercialización	(7)	1.056.514	1.738.614

(1) Incluye entre otras: "SanCor Do Brasil S.R.L." 25.539.299 y 12.629.738, "San Marco S.A." 846.747 y 715.246 y "Aproagro S.A." 339.735 y 231.348.
(2) Incluye entre otras: "El Hornero S.C." 13.047.275 y 27.225.356, "Amplicampo Inversora S.A." 572.215 y 834.079, "Arla Foods Ingredients S.A." 421.126 (2002), "SanCor Dairy Corporation" 510.954 (2002) y "Tranlac S.A." 500.443 (2001).
(3) Incluye: "Amplicampo Inversora S.A." 10.938.854 (2002), "Integral Insumos S.C" 91.537.919 (2001) y San Marco S.A." 8.360.131 y 13.171.953.
(4) Incluye: "Sodecar S.A." 5.544.279 y 20.948.270, "San Marco S.A." 1.468.456 y 448.050, "Aproagro S.A." 1.396.355 y 4.173.852, "Arla Foods Ingredient S.A." 107.802 y 967.346 e "Integral Insumos S.C." 9.730 y 4.269.790.
(5) Incluye entre otras: "Arla Foods Ingredients S.A." 7.316.579 (2001), "Integral Insumos S.C." 36.486 y 8.100.793, "Amplicampo Inversora S.A." 5.243.137 (2001) y "Aproagro S.A." 1.341.666 y 2.208.800.
(6) Incluye entre otras: "SanCor Do Brasil S.R.L." 19.529.282 y 12.132.191, "Aproagro S.A." 611.253 y 605.589 y "Arla Foods Ingredients S.A." 847.228 (2002).
(7) Incluye entre otras: "Aproagro S.A." 1.054.531 y 1.737.305.

7. RESTRICCIÓN A LA DISTRIBUCIÓN DE RESULTADOS DEL EJERCICIO

De acuerdo con las disposiciones del artículo 42 de la Ley 20.337, los resultados derivados de participaciones en inversiones permanentes y de los otros ingresos y egresos neto, más los resultados positivos de las operaciones con no asociados, deberán destinarse a la cuenta "Reserva Especial (art. 42 Ley 20.337)".

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8. OTROS EGRESOS NETO

La composición de los otros egresos e ingresos neto al cierre de cada período es la siguiente:

Conceptos	Ganancia (Pérdida) 2002	2001
Ingresos:		
Ingresos por Desafiliación de Cooperativas	4.476.660	-
Resultados por disposición de Participaciones en otras Entidades	-	566.189
Resultado Venta Almacenes y Material Rezago	137.701	96.774
Diversos	106.596	(1.560.765)
Egresos:		
Resultado Venta de Bienes de Uso	(274.836)	185.369
Indemnizaciones al personal	(2.591.181)	(3.076.339)
Régimen de retiro anticipado	(2.747.589)	(5.913.249)
Desvalorización de bonos nacionales y provinciales	(1.108.387)	(6.428.340)
Consignaciones	(340.648)	(369.419)
Servicios y Obras a Cooperativas	(244.312)	(229.646)
TOTAL OTROS EGRESOS NETO	(2.585.996)	(16.729.426)

Los Estatutos Sociales establecen la aplicación de sanciones a las cooperativas primarias cuyas acciones no sean acordes con los mismos o con las políticas de la Sociedad Cooperativa. En casos de alta gravedad dichas sanciones implican exclusión y la pérdida de los derechos sociales de las cooperativas primarias correspondientes, en concepto de indemnización hacia la Sociedad Cooperativa. El criterio asumido por la Sociedad Cooperativa para registrar las mencionadas indemnizaciones consiste en dar de baja los importes incluidos en las cuentas Capital Suscripto y Asociados Suscriptores correspondientes a las cooperativas primarias excluidas con cargo a los resultados del período. Dicho resultado positivo se expone en la cuenta "Ingreso por Desafiliación de Cooperativas" de ingresos dentro del rubro otros egresos neto.

9. OBLIGACIONES NEGOCIABLES

La Sociedad Cooperativa emitió el 7 de noviembre de 1996 la primera serie de obligaciones negociables por un valor nominal de US$ 50 millones bajo el programa de emisión de obligaciones negociables (el "Programa") que fuera creado por disposición de la Asamblea Ordinaria de Delegados de la Sociedad Cooperativa el 30 de septiembre de 1994. Esta primera serie era cancelable en un solo pago a su vencimiento, el 7 de noviembre de 2001, el cual fue efectivizado en dicha fecha.

La Sociedad Cooperativa, mediante la Asamblea Ordinaria de Delegados de fecha 24 de septiembre de 1999, dispuso un aumento a US$ 300 millones del monto máximo en circulación del Programa mencionado precedentemente, el cuál fue aprobado por la Bolsa de Comercio y la Comisión Nacional de Valores, mediante Certificado Nro. 269 del 25 de julio de 2000. En julio de 2000 la Sociedad Cooperativa emitió la segunda serie de obligaciones negociables por un monto de US$ 94,8 millones, cuyas características se explican en la Nota 11.

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10. PRÉSTAMO DE LA INTERNATIONAL FINANCE CORPORATION

El 18 de abril de 1995 se procedió a la firma del contrato de préstamo por el cual la International Finance Corporation (I.F.C.) otorgó a SanCor C.U.L. un crédito por US$ 70 millones, el que fue destinado a la financiación parcial del plan de inversiones de la Sociedad Cooperativa aprobado para el período 1995-1999.

Las características principales del préstamo son las siguientes:

- Línea A: US$ 20 millones, pago semestral, con primera amortización en octubre de 1997 y última en abril del 2005.
- Línea B: US$ 30 millones, pago semestral, con primera amortización en abril de 1997 y última en octubre del 2001.
- Línea C: US$ 20 millones, pago único en junio del 2005, con opción de capitalización por parte de la I.F.C. en eventuales subsidiarias o en SanCor C.U.L., para el supuesto de su transformación en una sociedad con cotización pública.

El préstamo está cubierto con garantías reales en una relación 1,5:1,0 y la provisión de ciertos seguros adicionales. Los intereses son calculados sobre la base de una tasa Libo más una sobretasa, excepto para la Línea C que incluye una tasa adicional mientras no se ejerza la opción mencionada.

Al 31 de diciembre de 2002, la deuda asciende a US$ 28,75 millones, incluyéndose US$ 5,00 millones ($ 16.850.000) y US$ 23,75 millones ($ 80.037.500) en el rubro deudas financieras corrientes y no corrientes, respectivamente.

Las cláusulas de este contrato obligan a la Sociedad Cooperativa, entre otras cosas, a mantener las garantías del préstamo y ciertas relaciones mínimas de liquidez y endeudamiento, y contar con el consentimiento previo de la I.F.C. para efectuar ciertas transacciones significativas que puedan modificar su situación patrimonial y financiera (como ser la constitución de garantías, adquisición y disposición de activos, el otorgamiento de préstamos financieros a terceros, etc.).

En el caso de mora en el pago o incumplimiento de alguna de las cláusulas antes citadas por más de 30 días, la I.F.C., previo aviso por notificación escrita a la Sociedad Cooperativa, puede, en caso de no levantarse el incumplimiento, solicitarse la cancelación anticipada del saldo de deuda.

Al 31 de diciembre de 2001, al 31 de marzo de 2002, al 30 de junio de 2002 y al 30 de septiembre de 2002, tal como se mencionó en los estados contables a dichas fechas, se había producido el incumplimiento de las relaciones mínimas de liquidez y endeudamiento y, de acuerdo a los presentes estados contables al 31 de diciembre de 2002, dicho incumplimiento continúa. Cabe mencionar que la Sociedad Cooperativa no ha sido notificada sobre los mencionados incumplimientos.

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El 15 de abril del 2002, fecha en la que se produjo el vencimiento de la décima cuota del capital de la línea A por US$ 1,25 millones y de los intereses correspondientes a las líneas A y C por US$ 0,85 millones, la Sociedad Cooperativa presentó a la IFC, una propuesta de pago de la cuota de intereses en 4 pagos mensuales consecutivos y le solicitó un tiempo de espera para definir el cronograma de pago de la cuota de capital, una vez que se conozca el plan económico del Gobierno Nacional y su impacto en la evolución de la situación del país y en la Sociedad Cooperativa. La mencionada propuesta fue aceptada verbalmente por los funcionarios de la IFC, y la Sociedad Cooperativa ha realizado el pago de las mencionadas cuotas de los intereses de acuerdo con la propuesta antes mencionada.

El 15 de octubre de 2002 venció la undécima cuota de capital de la línea A por US$ 1,25 millones y de los intereses correspondientes a las líneas A y C por US$ 0,84 millones. Dichas cuotas no han sido canceladas por la Sociedad Cooperativa.

A la fecha, de la emisión de los presentes estados contables, la Sociedad Cooperativa continúa realizando gestiones con la I.F.C., para renegociar las cláusulas del presente contrato en función al difícil escenario macroeconómico que atraviesa el país. Dicha negociación se está realizando en el marco de un proceso de reestructuración global de todos sus pasivos financieros, que incluye prórroga en los plazos de vencimientos y reducciones en las tasas de interés originalmente pactados.

Consecuentemente, y en función de las negociaciones mencionadas precedentemente, la Sociedad Cooperativa continúa clasificando dicho pasivo en corriente y no corriente de acuerdo a las condiciones originales del citado contrato de préstamo.

11. FLOATING RATE NOTES

Con fecha 27 de julio de 2000 la Sociedad Cooperativa ha emitido la segunda serie de obligaciones negociables denominadas "floating rate notes", por un monto de US$ 94,8 millones correspondientes al Programa para la emisión de Obligaciones Negociables de la Sociedad Cooperativa elevado a US$ 300 millones, según se menciona en la nota 9.

En esta oportunidad, el precio de la emisión se realizó a la par, el interés se calcula de acuerdo a la evolución de las tasas Badlar y Libor, los pagos de interés son trimestrales (14 cuotas) a partir del 27 de octubre de 2000 y la amortización del capital se realiza en 13 cuotas, la primera semestral y las restantes trimestrales, a partir del 29 de enero de 2001.

La Sociedad Cooperativa ha garantizado la totalidad de esta serie con prendas e hipotecas reales sobre ciertos activos.

Los fondos netos recibidos de la emisión de.la segunda serie de las obligaciones negociables Clase 2 por un valor nominal de US$ 19 millones, y Clase 3 por un valor nominal de US$ 75,8 millones, fueron aplicados en su totalidad, con fecha 27 de julio de 2000, a la cancelación de un préstamo puente por US$ 94,8 millones recibido el 27 de enero de 2000, de acuerdo al siguiente detalle:

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CONCEPTO	US$
Citibank N.A.	15.000.000
Rabobank International	15.000.000
Banco Río de la Plata S.A.	15.000.000
Banco de la Nación Argentina	15.000.000
Banca Nazionale del Lavoro S.A.	6.500.000
Banco de la Provincia de Buenos Aires	6.100.000
Banco Societé Generale S.A.	5.000.000
Vereins-Un Westbank AG	4.000.000
Banco del Suquía S.A.	3.100.000
Banco de Galicia y Buenos Aires S.A.	3.050.000
Banco Sudameris Argentina S.A.	3.050.000
Banco de la Ciudad de Buenos Aires	2.000.000
Banco General de Negocios S.A.	1.000.000
Nuevo Banco de Santa Fe S.A.	1.000.000
Fondos recibidos de la Emisión	94.800.000

Las cláusulas del programa de emisión de las obligaciones negociables de esta serie obligan a la Sociedad Cooperativa a mantener ciertos ratios financieros mínimos, los cuales se calculan trimestralmente.

El no cumplimiento de dichos ratios o de alguna de las obligaciones adicionales establecidas en el programa mencionado por un período de más de 45 días desde el momento en que la Sociedad Cooperativa hubiera sido notificada por el Fiduciario, o desde que cualquier Tenedor hubiera notificado a la Sociedad Cooperativa y al Fiduciario, especificando dicho incumplimiento y solicitado su reparación, ubica a la Sociedad Cooperativa en situación de incumplimiento, y el Fiduciario o los Tenedores de al menos el 25 % del valor nominal total de los títulos en circulación de cualquier clase podrán, siguiendo ciertas formalidades, declarar el vencimiento anticipado de todos los títulos de dicha clase.

Como consecuencia del incumplimiento de ciertos ratios financieros al 30 de septiembre de 2001, y anticipando los eventuales efectos que la difícil situación macroeconómica del país pudiese tener sobre este hecho, con fecha 17 de septiembre de 2001 la Sociedad Cooperativa había notificado al Fiduciario el mencionado incumplimiento, como así también su intención de convocar a una asamblea de tenedores para solicitar una dispensa en relación con el mismo y la modificación de los ratios financieros que la Sociedad Cooperativa no había podido cumplir.

El 19 de diciembre de 2001, la Sociedad Cooperativa realizó la asamblea de Tenedores, en la cual se aprobó la solicitud de dispensas, respecto del incumplimiento de ciertos índices financieros y del compromiso de no hacer, comprometidos al momento de la emisión de las mencionadas "floating rate notes", como así también la flexibilización de ciertos ratios y compromisos financieros con vigencia desde la fecha de la mencionada asamblea hasta los estados contables anuales al 30 de junio del 2002.

Al 31 de diciembre de 2001, 31 de marzo de 2002, 30 de junio de 2002 y 30 de septiembre de 2002, tal como se mencionó en los estados contables a dichas fechas, se produjo el incumplimiento de los ratios financieros que habían sido renegociados en la mencionada asamblea de tenedores. Al 31 de diciembre de 2002, de acuerdo con los presentes estados contables, la Sociedad Cooperativa continúa incumpliendo ciertos ratios financieros establecidos.

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El 28 de enero y el 10 de abril de 2002, la Sociedad Cooperativa, basada en una propuesta de pago presentada a los Tenedores en la que se realizó una reducción del 33% sobre la tasa vigente para ese período (29/10/2001 a 28/01/2002), efectuó pagos parciales de la cuota de interés del 28 de enero de 2002 por un total de US$ 2.583.000. Posteriormente, se efectuó una nueva propuesta de pago para la cuota de interés con vencimiento el 29 de abril de 2002, recalculando la misma en función de una tasa fija en lugar de la tasa Badlar establecida en el contrato, y ofreciendo la cancelación de este monto en cuatro cuotas mensuales y consecutivas, las que se abonaron en su totalidad. De igual modo, para la cuota de interés con vencimiento el 29 de julio de 2002, recalculada con igual procedimiento que el utilizado para la cuota con vencimiento el 29 de abril de 2002, la Sociedad Cooperativa presentó una propuesta de pago en cuatro cuotas mensuales y consecutivas a partir del mes de agosto de 2002. A la fecha de emisión de los presentes estados contables, la Sociedad Cooperativa ha abonado en término la totalidad de las cuotas mencionadas precedentemente. Los Tenedores de las mencionadas "floating rate notes" (FRN) aún no han dado su aceptación formal a las propuestas de refinanciación y pago presentadas por la Sociedad Cooperativa que se mencionan precedentemente.

Adicionalmente, la Sociedad Cooperativa ha registrado los intereses devengados en forma posterior al 29 de julio de 2002 para la Serie 2, a una tasa fija del 8,75%, representativa de la tasa de interés promedio para operaciones en dólares, en concordancia con las tasas de mercado.

Tal como se menciona en los párrafos precedentes, a efectos de registrar los intereses devengados desde el 29 de octubre de 2001 a la fecha, la Sociedad Cooperativa se ha basado en tasas razonables de mercado -compatibles con el período de transición transcurrido, hacia el acuerdo definitivo de reestructuración global de los pasivos financieros-, en lugar de hacerlo de acuerdo a las pautas acordadas en el programa de emisión de las FRN. La Sociedad Cooperativa no ha registrado al 31 de diciembre de 2002 un mayor importe, sobre la base de su expectativa de éxito en el proceso de negociaciones en curso con los tenedores, estimando la aceptación por parte de los mismos de las propuestas presentadas.

Por otro lado, tal como lo prevé el programa, la falta de pago de cualquier suma adeudada en concepto de capital, intereses, prima o montos adeudados respecto de cualquier título se considera una causal de incumplimiento y debería ser subsanada durante un período de 5 días hábiles, período después de cual el Fiduciario o los Tenedores de al menos el 25 % del valor nominal total de los títulos en circulación de cualquier clase podrán, siguiendo ciertas formalidades, declarar el vencimiento anticipado de todos los títulos de dicha clase.

Respecto de las cuotas de capital por US$ 1.856.000, US$ 3.555.000 y US$ 3.555.000, con vencimiento el 28 de enero, el 28 de abril y el 29 de julio de 2002, respectivamente, y de la cuota de capital e interés con vencimiento el 28 de octubre de 2002, dada la actual incertidumbre reinante en el país y las negociaciones encaradas, los tenedores han acordado verbalmente con la Sociedad Cooperativa posponer la definición de la fecha de pago de las mismas, puesto que actualmente no están dadas las condiciones para definir su cronograma de pago.

A la fecha de la emisión de los presentes estados contables, la Sociedad Cooperativa continúa realizando gestiones para renegociar las cláusulas del presente contrato en función al difícil escenario macroeconómico que atraviesa el país. Dicha negociación se está realizando en el marco de un proceso de reestructuración global de todos sus pasivos financieros, que incluye prórrogas en los plazos de vencimiento y reducciones a las tasas de interés originalmente pactadas.

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En consecuencia de lo expuesto, la Sociedad Cooperativa continúa clasificando dichas deudas financieras como corrientes y no corrientes en sus estados contables al 31 de diciembre de 2002 (que a dicha fecha asciende a US$ 49.296.000, equivalente a $ 166.127.520, como corriente y US$ 37.920.000, equivalentes a $ 127.790.400, como no corriente), de acuerdo a las condiciones originales del prospecto de emisión de las Floating Rate Notes.

12. INTEGRACIÓN DE CAPITAL SUSCRIPTO

La Sociedad Cooperativa tiene como criterio contable exponer los saldos pendientes de integración en el patrimonio cooperativo neto, regularizando la cuenta "capital suscripto", hasta obtener evidencia objetiva de su inminente integración.

Conforme a la ley de Cooperativas las cuotas suscriptas deben ser integradas en un plazo máximo de 5 años. Dado que en junio de 2002 se concentraba una significativa porción de los vencimientos para integrar el capital suscripto, la Sociedad Cooperativa gestionó ante el Banco de la Nación Argentina, durante el ejercicio finalizado el 30 de junio de 2001, una línea de crédito por US$ 25 millones amortizable mensualmente en un plazo de 5 años, a favor de las cooperativas asociadas, para cumplir con la integración de los aportes de capital suscriptos. La mencionada línea de préstamo fue posteriormente pesificada al tipo de cambio 1 peso por cada dólar, estando actualmente sujeta a la tasa de interés general para préstamos en pesos del Banco de la Nación Argentina.

Para garantizar el pago del mencionado préstamo, la Sociedad Cooperativa (a) retiene a las cooperativas asociadas un porcentaje de las liquidaciones por leche entregada, (b) constituyó una prenda flotante con registro en primer grado sobre los stocks de productos terminados con un margen de garantía del 150%, y (c) se constituyó en fiador solidario, liso, llano, primero y principal pagador de la obligación, renunciando a los beneficios de excusión, división e interpelación previa al deudor principal.

13. ACONTECIMIENTOS ECONÓMICOS SIGNIFICATIVOS RECIENTES Y MARCHA DE LOS NEGOCIOS EN LA ACTUAL CRISIS ECONÓMICA

a) Acontecimientos económicos significativos recientes.

Durante diciembre de 2001, el Gobierno Nacional dispuso diversas medidas de carácter monetario y de control de cambios, que comprendían principalmente la restricción a la libre disponibilidad de los fondos depositados en el sistema bancario, y la imposibilidad práctica de realizar transferencias de fondos al exterior, con excepción de aquellas vinculadas al comercio exterior. Posteriormente, el Gobierno declaró el incumplimiento del pago de los servicios de la deuda pública y, el 6 de enero de 2002, el Congreso Nacional sancionó la ley N° 25.561 de Emergencia Pública y Reforma del Régimen Cambiario que implicó un profundo cambio del modelo económico vigente hasta ese momento y la modificación de la ley de convertibilidad vigente desde marzo de 1991, y que faculta al Poder Ejecutivo, entre otros aspectos, a sancionar medidas adicionales de carácter monetario, financiero y cambiario conducentes a superar la actual crisis económica en el mediano plazo.

Posteriormente, se emitieron diversas normas, entre ellas el Decreto N° 214/2002 (Decreto de reordenamiento del sistema financiero) que introdujeron modificaciones a la nueva normativa vigente, siendo las principales: a) la unificación del mercado de cambios en un mercado "li-

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bre" para las operaciones de comercio exterior y, con autorización previa del BCRA, las operaciones financieras; b) la pesificación de la economía, a través de la transformación en pesos de los depósitos en dólares mantenidos en instituciones financieras del país a razón de $ 1,40 por cada dólar y de todas las obligaciones expresadas en dicha moneda, contraídas al 6 de enero de 2002 en el país, al tipo de cambio de $1 por cada dólar, que se actualizarán a partir de la fecha del citado decreto (3 de febrero de 2002) por un "coeficiente de estabilización de referencia" (CER) que se publica por intermedio del BCRA, más una tasa de interés mínima para los depósitos y máxima para las obligaciones con el sistema financiero y c) la pesificación de todos los contratos privados celebrados a dicha fecha al tipo de cambio de 1 peso por dólar, d) la autorización previa del BCRA para realizar ciertas transferencias al exterior por servicios de capital e interés de préstamos financieros, e) la suspensión de los despidos sin justa causa hasta principios de 2003 y f) la implementación de nuevos regímenes de retención a las exportaciones de bienes primarios y manufacturas de origen agrícola - ganadero.

Los activos y pasivos en moneda extranjera fueron valuados hasta el 31 de diciembre de 2001 al tipo de cambio 1 peso por cada dólar vigente a la fecha de suspensión del mercado cambiario, de acuerdo con lo establecido por la Resolución MD N° 1/02 del Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires ("CPCECABA") y por la Resolución N° 392 de la Comisión Nacional de Valores ("CNV"). Al 31 de diciembre de 2002, tal como se indica en la Nota 2.1, los activos y pasivos en moneda extranjera han sido valuados a los tipos de cambio vigentes para la Sociedad al cierre del período, los que ascienden a $3,27 y $3,37, tipo de cambio comprador y vendedor, respectivamente. Cabe mencionar que el tipo de cambio al inicio del ejercicio era de 3,70 y 3,80, tipo de cambio comprador y vendedor, respectivamente.

A la fecha de aprobación de estos estados contables, el Gobierno Nacional se encuentra aún analizando políticas complementarias.

Por otra parte, y como consecuencia de los cambios instrumentados, durante el año 2002 se produjo un incremento de precios internos al por mayor de aproximadamente un 118 % de acuerdo con la información del Instituto Nacional de Estadísticas y Censos (INDEC). Dicho incremento por el período de seis meses finalizado el 31 de diciembre de 2002 ascendió aproximadamente al 12 %.

Debido a la necesidad de obtener la previa autorización del BCRA, la Sociedad Cooperativa tiene restringida la posibilidad de realizar ciertas transferencias al exterior en concepto de pago de servicios de capital de préstamos financieros.

b) Marcha de los negocios en la actual crisis económica

El contexto económico descrito en el apartado a) precedente, ha llevado a un escenario de profunda recesión de la economía en su conjunto, con caídas significativas del consumo y de la inversión, crecimiento del desempleo y severas restricciones para el acceso al crédito.

Este contexto económico impactó en la Sociedad Cooperativa y generó una afectación de su flujo de fondos y, consecuentemente, dificultades para la cancelación de sus pasivos.

Por lo expuesto, la Sociedad Cooperativa, se encuentra en el proceso de reestructuración global de sus deudas financieras elaborando una propuesta con el propósito de obtener prórrogas en los plazos de vencimiento de sus obligaciones y reducciones en las tasas de interés. Adi-

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cionalmente, la Sociedad Cooperativa se encuentra desarrollando las estrategias a fin de adecuar sus negocios al nuevo contexto, lo que incluye también la consideración de posibles alianzas estratégicas con otras sociedades locales y del exterior, para lo cual cuenta con aprobación de su última Asamblea General Ordinaria del 27 de septiembre de 2002. El Consejo de Administración y la Gerencia de la Sociedad Cooperativa entienden que el modelo implementado de incremento de las exportaciones, sumado al éxito que se espera de las negociaciones mencionadas precedentemente tendientes a reestructurar los pasivos, permitirán alcanzar resultados operativos que permitan compensar parcialmente los mayores costos financieros provocados por la devaluación del peso argentino y comenzar a revertir la actual situación.

Teniendo en cuenta el contexto económico descripto precedentemente y su impacto en la Sociedad Cooperativa y que ciertas cuestiones podrían requerir de nuevas medidas por parte del Gobierno, a la fecha de emisión de los presentes estados contables no es posible determinar los futuros efectos que la continuación de la crisis económica puede tener sobre la situación financiera y los resultados de la Sociedad Cooperativa, incluyendo el efecto sobre las operaciones con los bancos, clientes y proveedores. Los presentes estados contables no incluyen ningún ajuste que pudiera resultar de esas incertidumbres. El Consejo de Administración y la Gerencia de la Sociedad Cooperativa se encuentra en continua evaluación de la magnitud de los impactos que podrían tener dichas medidas económicas sobre la situación patrimonial y financiera de la Sociedad Cooperativa y los resultados de sus operaciones. Los efectos relacionados serán informados en los estados contables cuando ellos sean conocidos y cuantificables.

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PISTRELLI, DÍAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T° 1 – F° 8

RICIERI LUIS PAULÓN
Presidente
Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.F. – T° 162 – F° 187

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA
DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S 772 - EJERCICIO SOCIAL Nro. 63 - Iniciado el 1 de Julio de 2002

ANEXO A

EVOLUCION DE LOS BIENES DE USO POR EL PERIODO DE SEIS MESES TERMINADO EL 31 DE DICIEMBRE DE 2002 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
(Expresados en Pesos - Nota 1)

RUBROS	COSTO ORIGINAL MAS REVALUOS					DEPRECIACIONES				VALOR NETO RESULTANTE 2002	VALOR NETO RESULTANTE 2001
	Saldo al Comienzo del Ejercicio	Aumentos	Disminuciones	Transferencias	Saldo al Cierre del Período	Acumuladas al Comienzo del Ejercicio	Del Período Aumentos	Del Período Disminuciones	Acumuladas al Cierre del Período		
TERRENOS	14,616,334	-	(244,507)	-	14,371,827	-	-	-	-	14,371,827	14,555,908
EDIFICIOS	391,715,668	63,934	(25,333,320)	97,591	366,543,873	115,510,901	4,983,009	(31,587)	120,462,323	246,081,550	228,172,701
CERCOS E INSTALACIONES	36,488,472	-	(2,740,814)	2,442	33,750,100	12,141,950	587,789	(19,173)	12,710,566	21,039,534	19,360,635
MAQ. E INSTALACIONES	690,447,108	1,693,103	(43,130,104)	1,366,708	650,376,815	368,326,318	14,280,193	(964,273)	381,642,238	268,734,577	254,556,036
HERRAMIENTAS EN USO	1,210,622	-	(39,055)	(239)	1,171,328	1,042,576	29,348	(4,344)	1,067,580	103,748	147,211
MUEBLES Y UTILES	20,680,424	11,819	(1,643,151)	(569)	19,048,523	13,039,345	523,403	(59,779)	13,502,969	5,545,554	5,241,425
RODADOS	7,682,123	5,881	(840,995)	431,663	7,278,672	2,999,819	128,136	11,876	3,139,831	4,138,841	3,403,839
EQ. COMPUTACION PROPIOS	11,235,631	61,407	(307,104)	7,499	10,997,433	9,511,249	551,144	(73,628)	9,988,765	1,008,668	1,924,439
BIENES DE USO EN COMODATO	283,961	-	(3,735)	-	280,226	83,264	12,909	(952)	95,221	185,005	213,695
EQ.DE COMP. EN COMODATO	191,853	-	(115)	481	192,219	190,851	266	480	191,597	622	2,915
BIENES DE USO EN LEASING	12,320,881	-	(1,114,581)	-	11,206,300	4,163,752	689,228	-	4,852,980	6,353,320	6,432,303
BIENES DE USO EN LEASING ROD.	1,694,243	-	-	(431,663)	1,262,580	325,076	113,762	(102,900)	335,938	926,642	1,487,260
MAQ.LEY 24402 Y RES.502/95	107,323,617	-	(13,851,321)	(6,433,701)	87,038,595	35,634,361	2,680,899	-	38,315,260	48,723,335	40,882,389
OBRAS EN CURSO	2,099,188	1,412,824	(960)	(1,473,913)	2,037,139	-	-	-	-	2,037,139	2,659,674
BIENES DE USO RESOL. 502/95	21,197,691	-	(4,262,279)	6,433,701	23,369,113	8,003,531	1,028,104	-	9,031,635	14,337,478	12,508,605
TOTALES 2002	1,319,187,816	3,248,968	(93,512,041)	-	1,228,924,743	570,972,993	25,608,190	(1,244,280)	595,336,903	633,587,840	-
TOTALES 2001	1,135,159,948	8,174,786	(5,370,286)	-	1,137,964,448	522,500,450	26,404,923	(2,489,960)	546,415,413	-	591,549,035
			(A) y (C)		(C)		(B)	(A)			

(A) - Incluye 304.823 y 182.707 de Desafectación de la Reserva Revaluo Técnico por Bajas del Período.

(B) - Incluye 5.866.816 y 7.438.201 de Mayor Amortización Técnica.

(C) - Al 31 de diciembre de 2002 el saldo de bienes de uso incluye diferencias de cambio acumuladas por un importe de 89.535.387 neto de desafectaciones ocurridas durante el período de acuerdo con lo que dispone la Resolución General N° 398 de la C.N.V. Las mencionadas desafectaciones han sido incluidas dentro de las bajas del período y ascienden a 91.307.466.

Firmado a efectos de su identificación
con nuestro informe de fecha 07-02-2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T° 1 - F° 8

RICIERI LUIS PAULÓN
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A
C.P.C.E.C.F. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA — ANEXO B
DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S 772 - EJERCICIO SOCIAL Nro. 63 - Iniciado el 1 de Julio de 2002

ACTIVOS INTANGIBLES POR EL PERIODO DE SEIS MESES TERMINADO EL 31 DE DICIEMBRE DE 2002
COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
(Expresado en Pesos - Nota 1)

CUENTA PRINCIPAL	Saldo al Comienzo del Ejercicio	Aumentos	Saldo al Cierre del Periodo	AMORTIZACION ACUMULADA				NETO RESULTANTE
				Acumuladas al Comienzo del Ejercicio	Del Periodo		Acumuladas al Cierre del Periodo	
					Alicuota	Monto		
MARCAS DE FABRICA	4,488,655	244,494	4,733,149	2,504,047	10%	130,829	2,634,876	2,098,273
TOTALES 2002	4,488,655	244,494	4,733,149	2,504,047	-	130,829	2,634,876	2,098,273
TOTALES 2001	3,874,771	198,264	4,073,035	2,299,891	-	92,602	2,392,493	1,680,542

Firmado a efectos de su identificación
con nuestro informe de fecha 07-02-2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. Tº 1 - Fº 8

RICIERI LUIS PAULÓN
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A
C.P.C.E.C.F. Tº 162 - Fº 187

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA
DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S 772 - EJERCICIO SOCIAL Nro. 63 - Iniciado el 1 de Julio de 2002

INVERSIONES EN ACCIONES, OTROS VALORES NEGOCIABLES Y PARTICIPACION EN OTRAS SOCIEDADES AL 31 DE DICIEMBRE DE 2002 COMPARATIVO CON EL MISMO PERIORO DEL EJERCICIO ANTERIOR
(Expresado en Pesos - Nota 1)

Emisor y características de los valores	Clase	Valor Nominal	Cantidad	2002 Valor de Libros	2001 Valor de Libros	Información sobre el emisor – Último balance: Actividad	Fecha	Capital Social	Resultados	Patrimonio Neto	Porcentaje Directo	Porcentaje Indirecto
Inversiones corrientes												
Inversiones bancarias y plazos fijos	-	-	-	9,668,182	4,980,120	-	-	-	-	-	-	-
Títulos y acciones	-	-	-	-	186,908	-	-	-	-	-	-	-
Total de inversiones corrientes	-	-	-	9,668,182	5,167,028	-	-	-	-	-	-	-
Inversiones No Corrientes												
El Hornero S.C.	-	-	-	9,988,102	575,616	Ind.y Comerc. de Productos Alimenticios	12-2002	310,000	(152,976)	10,038,293	99.50%	99.50%
Coop Publicidad S.C.	-	-	-	54,392	106,545	Agencia de Publicidad	12-2002	1	(6,181)	60,435	90.00%	99.95%
Amplicampo Inversora S.A.	A / B	1.00	412,205	11,994,653	20,731,480	Servicios de financiación y actividades financieras	12-2002	433,900	(627,379)	12,625,951	95.00%	95.00%
Tranlac S.A.	-	-	-	-	20,459	Empresa transportista de mercaderías y bienes	-	-	-	-	-	-
SanCor Do Brasil Productos Alimenticios Ltda.	-	-	-	-	8,055,010	Imp. y comerc. de Productos Alimenticios	12-2002	10,957,742	(12,332,638)	(14,620,059)	92.00%	99.96%
Integral Insumos S.C. (1) (2)	-	-	-	18,711,270	1,076,805	Provisión de insumos para la actividad agropecuaria y agroindustrial	12-2002	440,000	(372,600)	19,093,133	98.00%	99.99%
SanCor Mexico	-	-	-	5,249	5,038	Industrialización y comercialización de productos alimenticios	12-2001	6,383	142	5,525	95.00%	99.98%
Sodecar S.A.	A	100.00	77,618	10,810,845	16,948,959	Elaboración de fiambres, chacinados y otros	12-2002	15,523,600	(2,608,330)	21,621,690	50.00%	77.40%
Arla Foods Ingredients S.A. (1)	-	1,000.00	13,806	44,447,405	35,547,560	Elaboración y venta de productos derivados del suero de queso	12-2002	27,612,000	810,319	79,024,913	50.00%	50.00%
SanCor Dairy Corporation	-	1.00	10,000	255,155	-	Imp. y comerc. de Productos Alimenticios	12-2002	10,000	343,132	255,155	100.00%	100.00%
Aproagro S.A. (3)	-	-	-	-	-	Provisión de insumos para la actividad agropecuaria y serv. informáticos	12-2002	5,012,000	(190,538)	7,840,095	-	95.00%
Nobleplus S.A. (3)	-	-	-	-	-	Ind.y Comerc. de Productos Alimenticios	12-2002	374,181	(79,745)	7,799	-	99.98%
San Marco S.A. (3)	-	-	-	-	-	Elaboración y Comercialización de productos lácteos	12-2002	11,000,000	(419,366)	21,471,562	-	99.50%
Acciones de Cooperativas	-	-	-	3,137,195	6,750,429	-	-	-	-	-	-	-
TC/CAP Fideicomiso Financiero	Títulos de Deuda Fiduciaria	USD 1	3,941,000	13,682,880	-	-	-	-	-	-	-	-
Otras	-	-	-	137,872	298,273	-	-	-	-	-	-	-
Total de inversiones no corrientes	-	-	-	113,225,018	90,116,174							
Otros Pasivos por Inversiones												
SanCor Dairy Corporation	-	-	-	-	(101,075)	-	-	-	-	-	-	-
SanCor Do Brasil Productos Alimenticios Ltda.	-	-	-	(13,450,455)	-	-	-	-	-	-	-	-
Total de Otros Pasivos por Inversiones	-	-	-	(13,450,455)	(101,075)							

(1) Durante el período finalizado el 31 de diciembre de 2002 se efectuaron aportes de capital en Integral Insumos S.C. por 19.818.134 y Arla Foods Ingredients S.A. por 1.596.248, respectivamente.

(2) Integral Insumos S.C. cedió créditos para la constitución de fideicomisos financieros, cuyo monto a vencer al 31 de diciembre de 2002 asciende a 8.610.247, asumiendo sobre ellos garantía solidaria e irrestricta del cumplimiento en tiempo y forma de los flujos de fondos y demás obligaciones de pago correspondientes a los deudores. El vencimiento de dichos créditos se produce en el ejercicio en curso y el próximo de acuerdo a los siguientes porcentajes: 45 % y 55 %, respectivamente.

(3) Dichas Sociedades son controladas por Amplicampo Inversora S.A., Integral Insumos S.C y El Hornero S.C., respectivamente.

Firmado a efectos de su identificación con nuestro informe de fecha 07-02-2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T° 1 - F° 8

RICIERI LUIS PAULÓN
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A
C.P.C.E.C.F. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 63 - Iniciado el 1 de Julio de 2002

ANEXO E

EVOLUCION DE LAS PREVISIONES, RESERVAS Y FONDOS POR EL PERIODO DE SEIS MESES TERMINADO EL 31 DE DICIEMBRE DE 2002

(Expresado en Pesos - Nota 1)

RUBROS	SALDOS AL COMIENZO DEL EJERCICIO	DISMINUCIONES	AUMENTOS	2002 SALDOS AL CIERRE DEL PERIODO	2001 SALDOS AL CIERRE DEL PERIODO	REFERENCIAS SOBRE DISMINUCIONES		REFERENCIAS SOBRE AUMENTOS
PREVISIONES								
Deducidas del Activo:								
Para Cuentas Incobrables	35,761,423	4,657,974	3,017,924	34,121,373	51,146,923	Consumo	955,753	Análisis individual de recuperabilidad
						Exposición a la Inflación	3,702,221	
Para Obsolescencia	1,896,317	1,478,077	-	418,240	-	Consumo	1,281,760	
						Exposición a la Inflación	196,317	
	37,657,740	6,136,051	3,017,924	34,539,613	51,146,923			
Incluidas en el Pasivo:								
Previsión para Juicios	10,004,910	2,101,896	3,412,585	11,315,599	18,172,519	Absorción por acuerdos extrajudiciales	1,066,132	Cálculo sobre litigios laborales según informes de los letrados
						Exposición a la Inflación	1,035,764	
	10,004,910	2,101,896	3,412,585	11,315,599	18,172,519			
TOTAL	47,662,649	8,237,947	6,430,509	45,855,212	69,319,442			
RESERVAS Y FONDOS								
Legal	2,790,971	-	-	2,790,971	2,790,971			
Acción Asist. y Laboral	3,298	294	-	3,004	6,378	Intereses y recuperos de préstamos al personal	(47)	
						Exposición a la Inflación	341	
Especial(Art. 42 Ley 20.337)	40,439,675	30,120,130	-	10,319,545	34,250,959	Absorción rdo.Ejercicio 01/02	30,112,971	
						Retiro de Cooperativas	7,159	
Revalúo Técnico	217,303,374	6,171,639	-	211,131,735	224,364,117	Desaf. por depreciación y bajas Bs.de Uso		
TOTAL	260,537,318	36,292,063	-	224,245,255	261,412,425			

Firmado a efectos de su identificación
con nuestro informe de fecha 07-02-2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T° 1 - F° 8

RICIERI LUIS PAULON
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.F. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA
DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S 772 - EJERCICIO SOCIAL Nro. 63 - Iniciado el 1 de Julio de 2002

ANEXO F

COSTO DE LAS MERCADERIAS VENDIDAS POR EL PERIODO DE SEIS MESES TERMINADO

EL 31 DE DICIEMBRE DE 2002 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

(Expresado en Pesos - Nota 1)

RUBROS	2002	2001
Existencia al Comienzo del Ejercicio		
Productos Terminados	93,363,599	139,599,083
Compras y Costos de Producción		
Compras y Gastos de Fabricación (Anexo H)	390,040,952	506,629,875
Subtotal	483,404,551	646,228,958
Menos (más):		
Resultados por Tenencia	15,303,022	7,714,034
Existencia Final de Productos Terminados	79,650,323	149,991,764
Intereses Implícitos en Compras	10,375,692	21,912,470
Costo de las Mercaderías Vendidas	378,075,514	466,610,690

Firmado a efectos de su identificación
con nuestro informe de fecha 07-02-2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T° 1 - F° 8

RICIERI LUIS PAULÓN
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.F. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA
DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S 772 - EJERCICIO SOCIAL Nro. 63 - Iniciado el 1 de Julio de 2002

ANEXO G

ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA AL 31 DE DICIEMBRE DE 2002
COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

(Expresado en Pesos - Nota 1)

Rubros	2002				2001		
	Monto y clase de la moneda extranjera		Cambio Vigente	Monto en moneda local	Monto y clas de la moneda extranjera		Monto en moneda local
ACTIVO							
ACTIVO CORRIENTE							
CAJA Y BANCOS	122,435	USD	3.27000	400,362	6,794	USD	14,825
	2,051	BRL	0.93620	1,920	3,137	BRL	2,944
	22,000	ITL	0.00163	36	22,000	ITL	22
	900	FRF	0.54240	488	900	FRF	273
	265	DEM	1.59040	421	265	DEM	268
	7,000	ESP	0.01786	125	7,000	ESP	83
	1,062	DKK	0.46107	490	1,062	DKK	284
	140	SZL	2.36377	331	140	SZL	192
	43,330	CLP	0.00446	193	43,330	CLP	135
	315	UYU	0.11920	38	315	UYU	50
	125	GBP	5.25880	657	125	GBP	395
	193	EUR	3.42830	662	-	-	-
INVERSIONES	2,956,631	USD	3.27000	9,668,183	2,282,261	-	4,980,120
CREDITOS POR VENTAS	24,448,627	USD	3.27000	79,947,010	18,240,816	USD	39,803,273
OTROS CREDITOS	2,399,397	USD	3.27000	7,846,028	884,223	USD	1,929,462
TOTAL				**97,866,944**			**46,732,326**
ACTIVO NO CORRIENTE							
INVERSIONES	4,184,367	USD	3.27000	13,682,880	-	-	-
TOTAL				**13,682,880**			-
PASIVO							
PASIVO CORRIENTE							
PROVEEDORES	8,690,590	USD	3.37000	29,287,288	2,486,957	USD	5,426,787
	205,200	FRF	0.54240	111,300	205,200	FRF	62,194
DEUDAS FINANCIERAS	96,470,024	USD	3.37000	325,103,981	70,588,008	USD	154,030,048
OTRAS DEUDAS	2,233,150	USD	3.37000	7,525,716	292,968	USD	639,285
TOTAL				**362,028,285**			**160,158,314**
PASIVO NO CORRIENTE							
PROVEEDORES	1,502,189	USD	3.37000	5,062,377	1,044,910	USD	2,280,097
DEUDAS FINANCIERAS	61,670,000	USD	3.37000	207,827,900	103,330,091	USD	225,476,528
TOTAL				**212,890,277**			**227,756,625**

Firmado a efectos de su identificación
con nuestro informe de fecha 07-02-2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T° 1 - F° 8

RICIERI LUIS PAULÓN
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.F. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA — ANEXO H
DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S 772 - EJERCICIO SOCIAL Nro. 63 - Iniciado el 1 de Julio de 2002

COMPRAS Y GASTOS DE FABRICACION, ADMINISTRACION Y COMERCIALIZACION

POR EL PERIODO DE SEIS MESES TERMINADO EL 31 DE DICIEMBRE DE 2002 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

(Expresado en Pesos - Nota 1)

Rubros	2002				2001
	Compras y gastos de fabricación	Gastos de Administración	Gastos de Comercialización	Total	Total
Materia prima	240,972,727	-	-	240,972,727	289,691,813
Mano de Obra	32,970,345	4,410,552	12,318,299	49,699,196	85,526,711
Fletes y Traslados	11,226,005	872,765	18,375,384	30,474,154	51,492,897
Envases y Embalajes	50,080,572	-	833,471	50,914,043	63,417,052
Deudores Incobrables	-	-	3,017,924	3,017,924	26,660,753
Depreciación de Bienes de Uso (1)	18,196,576	291,175	1,253,623	19,741,374	18,966,722
Conservación de Bienes de Uso	3,802,156	57,453	261,746	4,121,355	5,275,059
Combustible y Energía Eléctrica	9,189,186	73,372	362,064	9,624,622	12,784,257
Publicidad, Promoción y Otros	1,484	171,922	10,869,462	11,042,868	31,212,571
Impuestos y Tasas	5,989,664	26,054	2,482,302	8,498,020	9,886,534
Otros Servicios	985,098	637,689	2,313,781	3,936,568	5,091,479
Servicios Contratados a 3°	5,439,798	437,622	7,781,489	13,658,909	23,883,881
Otros	11,187,341	838,030	10,951,614	22,976,985	45,726,059
Total 2002	390,040,952	7,816,634	70,821,159	468,678,745	-
Total 2001	506,629,875	14,345,102	148,640,809	-	669,615,788

(1) Neto de desafectación de la Reserva por Revalúo Técnico de Bienes de Uso.

Firmado a efectos de su identificación
con nuestro informe de fecha 07-02-2003
PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T° 1 - F° 8

RICIERI LUIS PAULÓN
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.F. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

Reseña Informativa por el período de seis meses finalizado el 31 de diciembre de 2002

(Comparativa con el mismo período de los cuatro ejercicios anteriores)

1) Actividades desarrolladas por la entidad: (*)

- *Los datos estadísticos de producción, en litros de leche, destinados a los productos elaborados, muestran un decrecimiento en el semestre considerado respecto de los mismos períodos de ejercicios anteriores, influenciados directamente por la menor producción de materia prima, y reflejan la misma tendencia que la producción nacional.*

- *Como consecuencia de lo mencionado en el punto anterior las ventas totales disminuyeron en volumen, respecto del período anterior, por las menores colocaciones en el mercado interno a raíz de la situación macroeconómica de nuestro país aunque parcialmente compensado por el incremento que en este aspecto se dio en el mercado externo. El nivel promedio de los precios – a valores constantes - en el mercado interno tuvo una variación negativa en el semestre respecto a igual período del ejercicio anterior, mientras que en el mercado externo se incrementaron los precios a valores constantes en pesos con relación al ejercicio anterior producto de la fuerte devaluación del tipo de cambio.*

- *El resultado neto, aunque de menor magnitud que el mismo semestre del ejercicio anterior, se ubica en niveles negativos, siendo sus principales causas los resultados financieros y por tenencia, además de la partida de otros ingresos y egresos que tienen origen principalmente en un programa de retiro voluntario del personal con el objetivo de reestructurar la empresa hacia niveles más competitivos. No obstante, se observa una mejora en el resultado operativo ordinario.*

- *La variación que expone la estructura patrimonial y financiera respecto de los mismos períodos de ejercicios anteriores se debe principalmente al impacto de la variación del tipo de cambio sobre los pasivos financieros contraídos en moneda extranjera.*

2) Estructura Patrimonial Comparativa (en pesos):

	2002	2001	2000	1999	1998
Activo Corriente	370.888.343	573.296.925	572.147.383	561.583.642	533.005.705
Activo no Corriente	795.004.329	821.185.613	860.236.027	803.929.503	838.306.408
Total	1.165.892.672	1.394.482.538	1.432.383.410	1.365.513.145	1.371.312.113
Pasivo Corriente	639.374.219	632.512.723	530.311.623	471.027.955	438.762.742
Pasivo no Corriente	237.103.754	260.735.396	311.912.103	261.809.600	298.574.419
Subtotal	876.477.973	893.248.119	842.223.726	732.837.555	737.337.161
Patrimonio Cooperativo Neto	289.414.699	501.234.419	590.159.684	632.675.590	633.974.952
Total	1.165.892.672	1.394.482.538	1.432.383.410	1.365.513.145	1.371.312.113

Firmado a efectos de su identificación con nuestro informe de fecha 1/02/03
PISTRELLI, DÍAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T° 1 - F° 8

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.F. T° 162 - F° 187

3) *Estructura de Resultados Comparativa (en pesos):*

	2002	2001	2000	1999	1998
Resultado Oper. Ordinario	21.070.218	17.570.950	43.853.398	14.963.242	21.443.340
Resultados Financieros y por tenencia	(42.102.469)	(65.568.537)	(39.209.081)	(27.574.675)	(16.605.746)
Imp.al Déb. y Créd. Bancario	(3.734.086)	(4.015.744)	-	-	-
Fondo Promoción Cooperativa	-	(2.775.630)	(3.011.297)	(1.446.191)	(1.247.096)
Otros Egresos Neto (1)	(15.666.427)	(27.998.552)	2.187.083	10.801.955	(2.718.156)
Resultado Neto	(40.432.764)	(82.787.513)	3.820.103	(3.255.669)	872.342

(1) Incluye Resultados de Inversiones Permanentes

4) *Datos Estadísticos (en unidades físicas): (*)*

- *Las cifras están expresadas en miles de litros de leche de materia prima contenida en los productos elaborados y vendidos.*

	2002	2001	2000	1999	1998
# Volumen de Producción	674.465	823.070	891.467	1.008.276	966.243
# Volumen de Ventas					
- Mercado Local	406.295	560.079	632.736	653.867	609.272
- Exportación	278.851	176.995	196.741	369.798	214.337
- Total	685.146	737.074	829.477	1.023.665	823.609

5) *Índices:*

	2002	2001	2000	1999	1998
Liquidez (1)	0,58	0,91	1,08	1,19	1,21
Solvencia (2)	0,33	0,56	0,70	0,86	0,86
Inmovilización de capital (3)	0,68	0,59	0,60	0,59	0,61

(1) Activo Corriente / Pasivo Corriente; (2) Patrimonio Neto / Pasivo Total; (3) Activo No Corriente / Activo Total

6) *Perspectivas para el próximo del ejercicio: (*)*

- *El contexto económico argentino seguirá condicionando de manera importante la performance de nuestra empresa como ha sucedido en este semestre. En el mercado interno las variables como el poder adquisitivo de la población, el tipo de cambio nominal y relativo, la tasa de interés y la tasa de inflación; y condicionantes como el acceso al crédito, la presión tributaria y las regulaciones jurídicas y económicas serán determinantes. La empresa prevé desenvolverse adaptando permanentemente su estrategia de canales y productos a la realidad cambiante, orientando su oferta al fortalecimiento del mercado y manteniendo su excelente standard de calidad.*

- *Las variables y condicionantes referidos en el párrafo anterior, más la evolución del mercado lácteo mundial, que ha mejorado en el último trimestre, serán el marco de la actividad de exportación, en el que la empresa ha decidido mantener vigente su estrategia de participación activa, aprovechando no sólo la competitividad que confiere el tipo de cambio, sino también el reconocido prestigio de sus productos en el mercado internacional, que valora adicionalmente las políticas de calidad, tanto de materia prima como de procesos y el nivel tecnológico líder para satisfacer las necesidades de los clientes de cualquier parte del mundo.*

- *La conjugación relativa de los factores antes mencionados nos hacen prever una mejora en la performance general de la Sociedad Cooperativa, siendo esta realidad condición necesaria aunque no suficiente aún para la reversión en el corto plazo de la situación actual, debido a las condiciones de iliquidez e inexistencia de herramientas de financiamiento de capital de trabajo y el proceso recesivo dominante.*

- *En relación con lo expuesto, nos encontramos en proceso de negociación con los principales acreedores y entidades financieras con el propósito de obtener términos más favorables de las obligaciones y disminución de las tasas de interés. Entendemos que el mantenimiento de un modelo de incremento de las exportaciones, optimización permanente de la oferta de producto/canal en el mercado interno y la profundización de los programas de reducción de costos, sumado a la obtención de lo esperado en las negociaciones mencionadas precedentemente tendientes a reestructurar los pasivos, posibilitarán alcanzar resultados positivos.*

(*) Información no cubierta por el informe de revisión limitada.

Firmado a efectos de su
identificación con nuestro
informe de fecha 07-02-03
PISTRELLI, DÍAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T° 1 – F° 8

RICIERI LUIS PAULÓN
Presidente
Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.F. T° 162 – F° 187

MIGUEL OMAR ALTUNA
Presidente

SANCOR COOPERATIVAS UNIDAS LIMITADA

ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2002 PRESENTADOS EN FORMA COMPARATIVA CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

RATIFICACION DE FIRMAS LITOGRAFIADAS

Por la presente ratifico mi firma que obra litografiada en las fojas que anteceden desde la página N° 1 hasta la página N° 33.

PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.F. T° 1 – F° 8

RICIERI LUIS PAULON Presidente Comisión Fiscalizadora	GABRIEL S. CASELLA Socio Contador Público U.B.A. C.P.C.E.C.F. T° 162– F° 187	MIGUEL OMAR ALTUNA Presidente